

The Hackett Group®
Enabling Digital World Class® Performance

Hackett AI XPLR™ and ZBrain™
Gen AI Ideation Through Implementation

XT™ and Quantum Leap®
Business Transformation Engagements

Hackett Solution Language Model

Hackett Intelligence

AIXelerator™ and Software XPLR
Software Implementation Engagements

AskHackett™ and Hackett Connect®
Executive Advisory Programs

Gen AI From Idea to
IMPACT

2025
Annual Report



"Over the past two years, we have systematically developed a suite of IP Gen AI delivery platforms, which are distinctly enabled by our Hackett Domain Specific Language Model, which we refer to as our Solution Language Model, or SLM. The Hackett SLM does not produce generic ideas. Rather, it applies domain expertise, our process performance benchmarks and best-practices intelligence IP, and a structured ideation and solution design approach to rapidly turn AI opportunities into deployable, implementation-ready solutions."

Ted A. Fernandez
Chairman and CEO
The Hackett Group, Inc.

ANNUAL MEETING

The Hackett Group® shareholders are invited to attend our Annual Meeting on Thursday, April 30, 2026 at 11:00 am at The Hackett Group's Corporate Headquarters, 1001 Brickell Bay Drive, Suite 3000, Miami, FL 33131.

To Our Valued Shareholders,

Fiscal 2025 was a pivotal year for The Hackett Group®. We advanced our strategic transition from traditional consulting toward an IP platform-enabled consulting model, and we did so in a market environment defined by elevated volatility, shifting client priorities and widespread investor anxiety about how AI will reshape the software and services landscape.

Despite the volatile economic environment and uncertainty around AI adoption and ROI, we delivered solid operating results. More importantly, those results do not yet fully reflect the long-term value-creation opportunities from building highly differentiated, scalable delivery platforms that expand and redefine our capabilities.

While we cannot control short-term market sentiment, we can control the intrinsic value we create for our shareholders. Our ability to innovate and efficiently develop highly differentiated capabilities is redefining our future. We believe our innovations have strengthened our competitive position and enhanced our long-term earnings profile – positioning The Hackett Group® as a more valuable, IP-led consulting company with an expanding addressable market with higher margins, resilient cash flows and an enviable global client base and brand.

A strategic recalibration

Enterprises are not discontinuing business transformation efforts. They are reassessing how AI reshapes it. As organizations evaluate their path toward the agentic enterprise, workloads continue to rise and productivity gaps continue to expand.

At the same time, boards are demanding clear AI strategies with measurable returns. That scrutiny is driving a reallocation of capital away from portions of traditional digital programs and toward generative and agentic AI initiatives.

We see this as a strategic recalibration, not a structural decline in demand. The AI transition is disruptive across the software and services landscape; however, it is also expanding the total addressable market for enterprise automation and related services. Technology transitions create short-term volatility, but they also create opportunity for firms that are positioned with the right IP, platforms and execution discipline. In fact, we believe we are entering the most significant automation expansion cycle of our lifetimes, as static rule-based automation evolves into cognitive, agentic workflows across every enterprise function.

What makes us different?

Over the past two years, we have systematically developed a suite of IP Gen AI delivery platforms, which are distinctly enabled by our Hackett Domain Specific Language Model, which we refer to as our Solution Language Model, or

SLM. The Hackett SLM does not produce generic ideas. Rather, it applies domain expertise, our process performance benchmarks and best-practices intelligence IP, and a structured ideation and solution design approach to rapidly turn AI opportunities into deployable, implementation-ready solutions. This innovation allows us to accelerate and enhance our client AI transformation efforts and highly differentiates our offerings. We do not believe that enterprises can successfully deploy high-impact solutions without a detailed understanding of the client-specific requirements. Without client-specific business, process, automation and data requirements, there is no way to drive true breakthrough or transformative value to complex enterprise environments.

Our platform-enabled model is grounded in our globally recognized Digital World Class® performance benchmarks and best-practice process intelligence (collectively, "Hackett Intelligence IP"). We have completed over 28,000 benchmarking and performance studies and have measured and evaluated enterprise processes for thousands of organizations globally. This proprietary process benchmarking and intelligence IP is the foundation for our offerings and informs the structured knowledge embedded within our Gen AI platforms.

We began in early 2024 with the introduction of Hackett AI XPLR™, establishing a new foundation for AI-enabled transformation. In September 2024, we expanded our design-and-build capabilities through the acquisition of LeewayHertz and its ZBrain™ platform. Throughout 2025, we advanced this strategy with the release of Hackett AI XPLR™ 5.0 – now licensable – further scaling our platform reach and impact. The licensable nature of Hackett AI XPLR™ 5.0 introduces a scalable, higher-margin revenue stream that complements our service businesses and increases the potential for recurring revenue over time.

Hackett AI XPLR™ is distinct because it enables enterprisewide solution simulation, ideation and detailed process and agentic workflow design – supported by solution-specific ROI. It is uniquely ours, powered by our SLM and informed by our globally recognized Hackett Intelligence IP. By grounding AI design in client-specific operating context and measurable economics, we help clients move beyond experimentation to full deployment and targeted value realization.

Leading through our IP platform delivery model

In 2025, we also expanded our platform suite beyond Hackett AI XPLR™ 5.0 with the launch of:

- XT™ – our Gen AI-enabled business transformation platform helps clients design their service delivery operating structure with a detailed execution roadmap.

- AIXelerator™ – which accelerates enterprise application implementations through AI-enabled insight and deployment discipline.
- AskHackett™ – which equips our consultants and advisors with direct access to our applied intelligence repositories to support client engagements and membership programs.

Together, these platforms form a comprehensive Gen AI-enabled ecosystem that supports nearly all our services. This is driving a fundamental shift in our delivery model – from labor-based services to labor-led solutions supported by proprietary Gen AI delivery platforms and globally recognized IP.

Embedding IP platforms into our Service Delivery Model

We are also embedding AI into our proven, IP platform-led offerings to enhance margin, increase scalability and expand lifetime client value. Our platforms have now allowed us to transition from a traditional labor-based delivery model to an IP platform-enabled approach. Under our new delivery model, our consultants leverage our new platforms to accelerate and enhance the value we deliver to our clients. This Gen AI-enabled model is highly differentiated and allows us to deliver measurable ROI outcomes, which should allow us to increase our addressable market with new enterprisewide solutions that should increase our revenues and expand our margins.

As a result, we are increasingly helping clients to move decisively:

- from AI experimentation to operational deployment,
- from chat-based interfaces to high impact agentic workflows, and
- from generic tools to robust and measurable productivity gains.

Even in the early stages of this transition, we are seeing productivity improvements of more than 25% in certain engagements. We are also evolving commercial models – increasingly pricing based on outcomes and deliverables rather than billable rates. Our platforms are designed to expand value realization over time, aligning our economics directly with the results we help our clients achieve.

As our platforms scale, we expect revenue growth to accelerate, margins to expand and recurring platform-related revenue to increase as a percentage of total revenue.

Expanding our reach through partnerships

Platform value increases as client access expands. During the year, we invested significant time demonstrating and validating the potential of Hackett AI XPLR™ to partners, and we expect to execute and launch global go-to-market collaborations that meaningfully broaden our reach.

We believe partnerships can accelerate adoption while preserving the integrity of our IP-informed platform-powered, ROI-validated approach.

Looking forward to 2026, we expect our AI transition to gain momentum, supported by increasing IT budget allocations toward Gen AI initiatives. We also expect a growing number of clients to leverage our Gen AI capabilities, which we believe will result in increasing sequential Gen AI related revenues and margins.

Balancing investment and shareholder returns

We expect cash from operating activities to reflect our continued discipline, supporting both investment in our platform evolution and ongoing returns to shareholders. We will continue to manage leverage prudently while maintaining a disciplined capital allocation strategy, including consistent dividend payments and opportunistic share repurchases.

Our platform-enabled model enhances scalability and cash generation, strengthening our ability to both invest for growth and return capital to shareholders.

Technology transitions create noise. Strategy creates value.

We believe the agentic enterprise era will increase, not diminish, the premium on trusted data, validated benchmarks and proven transformation frameworks and expertise. In that environment, we are not being disrupted by AI. We are enabling enterprises to deploy AI responsibly, measure it rigorously and convert it into tangible performance gains.

The transition may create volatility in the short term, but it is also expanding the opportunity for firms that can combine IP, Gen AI delivery platforms and execution discipline. We believe our early and aggressive pivot to these positions will lead us in this next era of enterprise transformation.

Thank you for your continued trust and support. I also want to recognize our associates for their innovation, discipline and unwavering commitment to our clients and one another. We are building a stronger, more scalable and more differentiated company, and we look forward to the opportunities ahead.

Sincerely,



Ted A. Fernandez
Chairman and Chief Executive Officer
The Hackett Group, Inc.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED December 26, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO
COMMISSION FILE NUMBER 333-48123

The Hackett Group, Inc.
(Exact name of registrant as specified in its charter)

FLORIDA	**65-0750100**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1001 Brickell Bay Drive, Suite 3000	
Miami, Florida	**33131**
(Address of principal executive offices)	**(Zip Code)**

(305) 375-8005
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	HCKT	NASDAQ Stock Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $437,819,579 on June 27, 2025 based on the last reported sale price of the registrant's common stock on the NASDAQ Global Market.

The number of shares of the registrant's common stock outstanding on February 23, 2026 was 25,380,429.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference certain portions of the registrant's proxy statement for its 2024 Annual Meeting of Shareholders to be filed with the Commission not later than 120 days after the end of the fiscal year covered by this report.

THE HACKETT GROUP, INC.
TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the information incorporated by reference in it include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, our financing plans and forecasted demographic and economic trends relating to our industry are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," or "intend" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. We cannot promise you that our expectations reflected in such forward-looking statements will turn out to be correct. Factors that could impact such forward-looking statements include, among others, changes in worldwide and U.S. economic conditions that impact business confidence and the demand for our products and services, our ability to transition our capabilities to support generative artificial intelligence (AI)-related consulting services and solutions, our ability to effectively integrate acquisitions, including the LeewayHertz and Spend Matters (as defined below) acquisitions, into our operations, our ability to manage joint ventures and successfully cooperate with our joint venture partners, our ability to retain existing business, our ability to attract additional business, our ability to effectively market and sell our product offerings and other services, the timing of projects and the potential for contract cancellation by our customers, changes in expectations regarding the business consulting and information technology industries, our ability to attract and retain skilled employees, possible changes in collections of accounts receivable due to the bankruptcy or financial difficulties of our customers, risks of competition, price and margin trends, foreign currency fluctuations, the impact of the geopolitical conflict involving Russia and Ukraine and in the Middle East on our business and changes in general economic conditions, interest rates, tariffs and trade barriers and our ability to obtain additional debt financing if needed. An additional description of our risk factors is described in Part I – Item 1A. "Risk Factors". We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 1. BUSINESS

GENERAL

In this Annual Report on Form 10-K, unless the context otherwise requires, "The Hackett Group," "Hackett," the "Company," "we," "us," and "our" refer to The Hackett Group, Inc. and its subsidiaries and predecessors. We were originally incorporated on April 23, 1997.

Our fiscal year ended December 26, 2025.

OVERVIEW

The Hackett Group, Inc. (NASDAQ: HCKT) is a global, IP platform-based generative artificial intelligence ("Gen AI") strategic advisory, business transformation, and enterprise application implementation firm. We combine proprietary benchmarking and best-practice process intelligence intellectual property ("IP") with Gen AI–enabled delivery platforms to help clients identify, prioritize, design, and implement high-impact improvements across enterprise functions, including supply chain and operations, finance, human resources, information technology, procurement and corporate services, as well as selected enterprise application implementation services, including Oracle, SAP, OneStream, and eProcurement applications.

WHAT MAKES US DIFFERENT?

Over the past two years, we have systematically developed a suite of IP Gen AI platforms delivery platforms, which are distinctly enabled by our Hackett Domain Specific Language Model, which we refer to as our Solution Language Model ("SLM"). The Hackett SLM does not produce generic ideas. It applies domain expertise, our process performance benchmarks and best practices intelligence IP, and a structured ideation and solution-design approach to rapidly turn AI opportunities into deployable, implementation-ready solutions.   This innovation allows us to accelerate and enhance all of our client AI transformation efforts and highly differentiates our offerings. We do not believe that you can successfully deploy high impact solutions without a detail understanding of the client specific requirements. Without client specific business, process, automation and data requirements, there is no way to drive true breakthrough or transformative value to complex enterprise environments.

Our platform-enabled model is grounded in our globally recognized Digital World Class® performance benchmarks and best-practice process intelligence (collectively, "Hackett Intelligence IP"). As of December 26, 2025, we have completed over 28,400 benchmarking and performance studies and have measured and evaluated enterprise processes for thousands of organizations globally. This proprietary process benchmarking and intelligence IP is the foundation for our offerings and power the structured knowledge embedded within our Gen AI platforms.

MARKET CONTEXT AND INDUSTRY DYNAMICS

We believe we are entering a massive automation expansion era, which will significantly increase the automation footprint of most organizations. This new opportunity will require enterprise software and service providers to expand their agentic capabilities to capture this opportunity. We believe this AI transition is also forcing organizations to reassess the nature of transformation investments in response to rapidly evolving Gen AI capabilities. While demand for traditional digital transformation remains present, many organizations are redirecting an increasing amount of their Gen AI experimentation and tactical initiatives to enterprise wide assessment of high impact AI solutions.

We believe that sustainable AI value realization requires more than access to large language models or other generic automation tools. Meaningful return on investment ("ROI") results depend on enterprise discovery efforts that allows organizations to prioritize their investment to more ambitious solutions which are pursued based on strategic priorities and the capability of the respective organization. Our platforms are designed to address these requirements and help clients move from experimentation to transformational operationalized, measurable outcomes.

OUR OFFERINGS AND IP PLATFORM-BASED DELIVERY MODEL

Our platforms have now allowed us to transition from a traditional labor-based delivery model to an IP platform enabled approach. Under our new delivery model our consultants leverage our new platforms to accelerate and enhance the value we deliver to our clients. This Gen AI enabled model is highly differentiated and allows us to deliver measurable ROI outcomes which we believe will allow us to increase our addressable market with new enterprise-wide solutions which we expect will increase our Gen AI revenues and expand our margins.

Hackett Intelligence IP

Our proprietary intellectual property includes benchmarking metrics, productivity and cost analytics, best practices, process taxonomies, software configuration guides and best-practice process flows developed over decades of client transformational benchmarking engagements and research. We use this IP to quantify performance gaps, identify performance improvement opportunities, conduct enterprise application fit analyses and define target-state operating models to support execution. Our IP is continuously refreshed through ongoing benchmark studies, client engagements, and hands-on delivery experience.

Hackett Solution Language Model and Platform Architecture

Our Gen AI delivery platforms leverage a proprietary domain specific SLM and structured knowledge derived from our Hackett Intelligence IP. This architecture is designed, trained and tuned to deliver context-aware insight and repeatable solution designs from end to end process to an individual work step level. It is this granular capability that allows us to create complete and precise solution outcomes.



Hackett XPLR™ | ZBrain™
(Gen AI Enablement)
AIXelerator™ Software | Oracle/OS/Coupa
(Implementations)
Hackett Solution Language Model
Hackett Intelligence
XT™ Quantum Leap®
(Business Transformation)
AskHackett™ | Hackett Connect®
(Executive Advisory and Market Intelligence)

Hackett AI XPLR™

Hackett AI XPLR ("AI XPLR") enables enterprises to identify feasible AI opportunities, design optimal AI-enabled agentic workflows, and invest with confidence, which is supported by Hackett performance intelligence validated ROI.

AI XPLR is our enterprise-wide Gen AI assessment, ideation and solution design platform. It can be used on a facilitated basis to support the delivery of an engagement or it can be licensed and used with on demand support.

AI XPLR is designed to help organizations identify and prioritize high-impact Gen AI use cases, simulate solution concepts and quantify potential business benefits, perform detailed process and agentic workflow design, establish measurable value cases and assess feasibility requirements. AI XPLR is powered by our Hackett SLM and is uniquely informed by Hackett Intelligence IP.

XT™ (Business Transformation Delivery Platform)

XT is our Gen AI–enabled business transformation acceleration platform, introduced prior to the end of fiscal year 2025. XT is used internally by our consultants to support business transformation engagements by embedding benchmark-based best practices, which assess target-state service delivery operating model alternatives including capability maturity and best practice process flow assessments, which result in a detailed transformation roadmap in a digitally delivered experience.

AIXelerator™ ("AIX") (Technology Implementation Delivery Platform)

AIX is our Gen AI–enabled platform designed to support enterprise application implementation and modernization engagements including Oracle, OneStream and eProcurement implementations. AIX is used to accelerate and enhance requirements gathering, design, configuration and other implementation activities.

Ask Hackett AI™ and Hackett Connect™

Ask Hackett AI is our Gen AI–assisted knowledge and insight capability that enables Hackett associates to support delivery of executive advisory and applied intelligence programs. Hackett Connect is our membership platform that provides clients with structured access to advisors, research, benchmarking results, and events.

Quantum Leap® and Digital Transformation Platform (DTP)

Quantum Leap® is our benchmarking and continuous improvement software-as-a-service platform. Our Digital Transformation Platform digitizes and organizes Hackett IP to help clients translate benchmark insight into actionable execution steps. These platforms support our services and elements of it are available on a self-serve basis.

ZBrain (Gen AI Engineering and Agentic Workflow Build Capability)

In September of 2024, we acquired the globally recognized Gen AI engineering capabilities of ZBrain, the agentic orchestration platform of LeewayHertz to expand our agentic design and build capabilities and also enhance our platform innovation and licensing efforts.

Oracle Solutions

Our Oracle Solutions Segment helps clients choose and deploy Oracle applications that best meet their needs and objectives. In 2017, we acquired Oracle ERP and Cloud implementation capabilities. This allowed us to greatly increase the size of our Oracle addressable market and strongly positioned us to be a strategic provider of Oracle's rapidly growing cloud software and services market. The software market is rapidly moving to cloud-based software, which led us to aggressively transition our Oracle Solutions segment from being primarily focused on the implementation of Oracle EPM on-premise software to the entire Oracle Cloud Enterprise Suite. We believe the actions we took to expand our Oracle Cloud capabilities from EPM on-premise to the entire Oracle Cloud ERP Suite have strongly positioned us to take advantage of this secular cloud migration growth opportunity. Another significant investment we made was to digitize all of our IP and to build our proprietary Hackett DTP. By specifically building one of our first versions around the Oracle Cloud application functionality, we believe we can quickly demonstrate how to optimize the configuration of Oracle Cloud applications to drive to its fully intended transformative outcome. We believe these moves align our Oracle Solutions segment with the Oracle go-to-market strategy and will also allow us to use our unique best-practice implementation IP to demonstrate the value of Oracle Cloud applications for the Oracle sales channel. These improvements cover many aspects of service delivery, including process improvement, technology deployment, organizational alignment, information and data definition and skills and competency alignment. Solutions typically reside in three primary areas: Core Financial Close and Consolidation, Integrated Business Planning, and Reporting / Advanced Analytics. Solution innovations have taken the group into areas such as big data, cloud technology data management and governance, and industry-specific analytic templates. This will now extend to Oracle imbedded Gen AI solutions.

SAP Solutions

Our SAP Solutions segment helps clients choose and deploy S4 HANA Cloud applications that best meet their needs and objectives. Our expertise is focused on SAP ERP, with primary focus on Life Sciences and Consumer Goods. The group offers comprehensive services from planning, architecture, and vendor evaluation and selection through implementation, customization, testing and integration. Comprehensive fit-gap analyses of all major packages against Hackett Best Practices, inclusive of imbedded Gen AI solutions, are utilized by our SAP Solutions teams. Our tools and templates help integrate best practices into business and analytical applications. The group also offers post-implementation support, change management, exception management, process transparency, system documentation and end-user training, all of which are designed to enhance return on investment. We also provide off-shore application development and Application Maintenance and Support ("AMS") services. These services include post-implementation support for select business application and infrastructure platforms. Our SAP Solutions group also includes a division responsible for the sale of the SAP suite of applications.

STRATEGY

We have aggressively pivoted our offerings to address opportunities created by Gen AI and AI enabled business transformation, leveraging emerging agentic enterprise operating models. Our strategy focuses on expanding the reach of our IP through platform-enabled delivery, selectively monetizing capabilities through licensing and deepening long-term client relationships.

We believe that our platform-enabled delivery strategy will provide significant new revenue growth opportunities with higher margins while helping clients capture this unprecedented transformative opportunity. We also believe that channel partners can help us accelerate our efforts by increasing client access, which should also result in revenue growth.

Key elements of our strategy include expanding IP platform-based delivery, scaling licensable IP selectively through AI XPLR, moving clients from AI pilots to operationalized solutions, building strategic alliances and channels, investing in platform innovation and talent, maintaining operational discipline, and pursuing targeted acquisitions and alliances.

CLIENTS

We focus on developing long-term client relationships with Global 2000 organizations and other sophisticated buyers of advisory, transformation, and enterprise application services.

During 2025, 2024 and 2023, our ten most significant clients accounted for 24%, 31% and 23% of total revenue, respectively. In addition, during 2025, 2024 and 2023, our largest client generated 6%, 11% and 6% of total revenue, respectively. We have achieved a high level of satisfaction across our client base. We receive surveys from a significant number of our engagements which are utilized in a rigorous process to improve our delivery execution, sales processes, methodologies and training.

BUSINESS DEVELOPMENT AND MARKETING

Our extensive client base and executive relationships are our primary sources of new business. We generate demand through leadership-led selling, dedicated sales resources, membership-based programs, and strategic alliances. Our IP platform-enabled delivery approach is central to our go-to-market strategy.

Although virtually all of our advisors and consultants are expected to contribute to new revenue opportunities, our primary internal business development resources are comprised of the following:

- **The Leadership Team, Principals and Senior Directors** are comprised of our senior leaders who have a combination of executive, regional and anchor account responsibilities. In addition to their management responsibilities, this group of associates is responsible for growing the business by fostering executive-level relationships within accounts and leveraging their existing contacts in the marketplace.

- **The Sales Organization** is comprised of associates who are 100% dedicated to generating sales. They are deployed geographically in key markets, primarily focused on developing new relationships and they are aligned to our core group areas within their target accounts. They also handle opportunities in their geographic territories as they arise. We are currently making incremental investments in dedicated sales resources for our Benchmarking, IPaaS, Executive Advisory and Market Intelligence offerings.

- **The Business Development Associates** are comprised of trained groups of telemarketing specialists who are conversant with their respective solution areas. Lead generation is coordinated with our marketing and sales groups to ensure that our inbound and outbound efforts are synchronized with targeted marketing and sales programs.

- **The Delivery Organization** is comprised of our billable associates. We encourage associates to pursue additional business development opportunities through their normal course of delivering existing projects thereby helping us expand our business within existing accounts.

In addition to our business development resources, we have a corporate marketing and communications organization responsible for overseeing our marketing programs, public relations and employee communications activities.

We have organized our market focus into the following categories:

- **Strategic Accounts** are comprised of large prospects and existing relationships which we believe will have a significant revenue opportunity within the next 18 months. Strategic account criteria include the size of the company, industry affiliation, propensity to buy external consulting services and contacts within the account. The sales representative working closely with regional leadership is primarily responsible for identifying business opportunities in the account, acting as the single point of coordination for the client, and performing the general duties of account manager.

- **Regional Accounts** are accounts within a specified geographic location. These accounts mostly include large prospects, past clients, existing medium-sized clients and mid-tier market accounts and are handled primarily on an opportunistic basis, except for active clients where delivery teams are focused on driving additional revenue.

- **Strategic Alliance Accounts** are accounts that allow us to partner with organizations of greater scale or different skill sets or with software developers enabling all parties to jointly market their products and services to prospective clients.

HUMAN CAPITAL MANAGEMENT

Our culture emphasizes intellectual rigor, collaboration, and continuous development. We invest in recruiting and developing professionals with expertise in benchmarking, transformation, enterprise applications, and Gen AI-enabled solution design. We leverage global delivery capabilities, including offshore resources, to support scale and efficiency.

As of December 26, 2025, we had 1,503 associates, excluding subcontractors, 81% of whom were billable professionals. We do not have any associates that are subject to collective bargaining arrangements, however, in France, our associates enjoy the benefit of certain government regulations based on industry classification. We have entered into nondisclosure and non-solicitation agreements with virtually all of our personnel. We also engage consultants as independent contractors pursuant to written agreements that contain non-disclosure and non-solicitation provisions.

INTELLECTUAL PROPERTY

Our business depends on protecting our intellectual property, including trademarks, methodologies, benchmarking databases, best practices, software, and platform innovations. We protect our IP through confidentiality agreements, intellectual property assignment provisions, trademark protections, and other contractual and legal safeguards.

AVAILABLE INFORMATION

We make our public filings with the Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all exhibits and amendments to these reports, available free of charge at our website www.thehackettgroup.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC or at www.sec.gov.

Also available on our website, free of charge, are copies of our Code of Conduct and Ethics, Corporate Governance Guidelines, and the charters for the Audit Committee, Compensation Committee and Nominating and Governance Committee of our Board of Directors. We intend to disclose any amendment to, or waiver from, a provision of our Code of Conduct and Ethics and Corporate Governance Guidelines applicable to our senior financial officers, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Corporate Controller on our website within four business days following the date of the amendment or waiver.

ITEM 1A. RISK FACTORS

Our business is subject to risks. The following important factors could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K or our other publicly filed documents.

Business, Market and Strategy Risks

We may not be able to successfully execute on our strategy transition.

We believe that our transition to a leading global IP platform-based Gen AI strategic consulting firm will provide a new value-creation opportunity for us with the potential of increasing our annual recurring revenues and annual recurring licensing revenues. We cannot assure you that our Gen AI strategy will be beneficial to the extent, or within the time-frames, expected. Market acceptance of Gen AI offerings is affected by a variety of factors, including technological advances, reliability, performance and information security. If we are unable to correctly respond to these factors, we may experience business disruptions, damage to our reputation, negative publicity, diminished client trust and relationships and other adverse effects on our business, reputation, or financial results. Even if the anticipated benefits are substantially realized, there may be consequences or business impacts that were not expected, including unexpected legal, regulatory or technical costs and unexpected delays.

We may not be successful in our AI initiatives, which could adversely affect our business, reputation, or financial results.

AI presents new risks and challenges that may affect our business. We have made and expect to continue to make investments to integrate AI into our products and solutions. Given the nature of AI technology, we face significant competition from other companies and an evolving regulatory landscape. Our AI efforts may not be successful and our competitors may incorporate AI into their products more successfully than us, which could impair our ability to compete effectively and adversely affect our financial results. The rapid evolution of AI may require significant additional resources and costs and could in some cases limit our ability to implement AI capabilities in our solutions or to use AI to support business operations.

Despite our implementation of programs designed to support responsible AI use and development, we may not successfully address all issues that may arise. AI algorithms may produce incomplete, insufficient, biased or otherwise flawed results or rely upon biased or inaccurate data, and any of these deficiencies may not be easily detectable despite internal policies and diligence efforts in place to mitigate such deficiencies. If the AI that we use produces deficient, inaccurate, or controversial results, or if public opinion of AI is adversely affected due to actual or perceived risks regarding the usage of AI, we could incur operational inefficiencies, competitive harm, legal liability, reputational harm, or other adverse impacts on our business and results of operations. Further, ownership and intellectual property rights of content generated by AI is a developing area, and if we do not have sufficient rights to use the data or other material relied upon by AI technologies, we also may incur liability through the alleged violation of applicable laws and regulations, third-party intellectual property, data privacy, or other rights, or contractual obligations. Additionally, privacy concerns, user consent, supply chain security, transparency and the accuracy, completeness and suitability of data sets are all potential issues that could adversely affect our business, reputation, or financial results.

Our results of operations have been adversely affected and could in the future be materially impacted by macroeconomic conditions on our business.

The level of revenue we achieve is based on our ability to deliver market leading services and solutions and to deploy skilled teams of professionals quickly. Our results of operations are affected by economic conditions, including macroeconomic conditions and levels of business confidence, including conditions that may affect our client's businesses and the markets they serve. Any prolonged economic downturn as a result of weak or uncertain economic conditions or similar factors could adversely affect our clients' financial condition which may further reduce our clients' demand for our services. These include:

- general economic and business conditions;

- interest rate and inflation rate trends and fluctuations;

- geopolitical disruption resulting from the conflicts between Russian and Ukraine, in the Middle East and other geographic locations;

- overall demand for services; and

- currency exchange rate fluctuations.

In addition, if we are unable to successfully anticipate the changing economic conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

Our results of operations have been adversely affected and could in the future be materially adversely impacted by pandemics.

Our clients, and therefore our business and revenues, are sensitive to negative changes in general economic conditions and business confidence arising from pandemics.

The extent to which a pandemic could impact our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration, severity and scope of the pandemic; governmental, business and individuals' actions that are taken in response to a pandemic; the impact of the pandemic on economic activity and actions taken in response; the effect on our clients and client demand for our services and solutions; the ability of our clients to pay for our services and solutions; and any closures of our clients' offices and facilities. Clients may also slow down decision making, delay planned work or seek to terminate existing agreements. Any of these events could cause or contribute to the risks and uncertainties enumerated in "Item 1A. Risk Factors" and elsewhere in this Annual Report and could materially adversely affect our business, financial condition, results of operations and/or stock price.

Our quarterly operating results may vary.

Our financial results may fluctuate from quarter to quarter in any given year and should not be used to predict future performance. In future quarters, our operating results may not meet analysts' and investors' expectations. If that happens, the price of our common stock may fall. Many factors can cause fluctuations in our financial results, including:

- number, size, timing and scope of client engagements;
- customer concentration;
- long and unpredictable sales cycles;
- contract terms of client engagements;
- degrees of completion of client engagements;
- client engagement delays or cancellations;
- competition for and utilization of employees;
- how well we estimate the resources and effort we need to complete client engagements;
- the integration of acquired businesses;
- pricing changes in the industry;
- foreign currency changes;
- foreign laws and regulatory requirements;
- natural disasters, pandemics and other catastrophic events;
- economic conditions specific to business and information technology consulting; and
- global economic conditions.

A high percentage of our operating expenses, particularly personnel and rent, are fixed in advance of any particular quarter. As a result, if we experience unanticipated changes in client engagements or in consultant utilization rates, we could experience large variations in quarterly operating results and losses in any particular quarter. Due to these factors, we believe our quarter-to-quarter operating results should not be used to predict future performance.

If we are unable to maintain our reputation and expand our brand name recognition, we may have difficulty attracting new business and retaining current clients and employees.

We believe that establishing and maintaining a good reputation and name recognition are critical for attracting and retaining clients and employees in our industry. We also believe that the importance of reputation and name recognition will continue to increase due to the number of providers of business consulting and IT services. If our reputation is damaged or if potential clients are not familiar with us or with the solutions we provide, we may be unable to attract new, or retain existing, clients and employees. Promotion and enhancement of our name will depend largely on our success in continuing to provide effective solutions. If clients do not perceive our solutions to be effective or of high quality, our brand name and reputation will suffer. In addition, if solutions we provide have defects, critical business functions of our clients may fail, and we could suffer adverse publicity as well as economic liability.

We depend heavily on a limited number of clients.

We have derived, and believe that we will continue to derive, a significant portion of our revenue from a limited number of clients for which we perform large projects. In 2025, our ten largest clients accounted for 24% of our aggregate revenue. In addition, revenue from a large client may constitute a significant portion of our total revenue in any particular quarter. Our customer contracts generally can be cancelled for convenience by the customer upon 30 days' notice. The loss of any of our large clients for any reason, including as a result of the acquisition of that client by another entity, our failure to meet that client's expectations, the client's decision to reduce spending on projects, or failure to collect amounts owed to us from our client could have a material adverse effect on our business, financial condition and results of operations.

Our markets are highly competitive.

We may not be able to compete effectively with current or future competitors. The business consulting and IT services markets are highly competitive. We expect competition to further intensify as these markets continue to evolve. Some of our competitors have longer operating histories, larger client bases, longer relationships with their clients, greater brand or name recognition and significantly greater financial, technical and marketing resources than we do. As a result, our competitors may be in a stronger position to respond more quickly to new or emerging technologies, such as AI, and changes in client requirements and to devote greater resources than we can to the development, promotion and sale of their services. Competitors could lower their prices, potentially forcing us to lower our prices and suffer reduced operating margins. We face competition from international accounting firms; international, national and regional strategic consulting and systems implementation firms; and the IT services divisions of application software firms.

In addition, there are relatively low barriers for entry into the business consulting and IT services market. Currently we do not own any patented technology that would stop competitors from entering this market and providing services similar to ours. As a result, the emergence of new competitors may pose a threat to our business. Existing or future competitors may develop and offer services that are superior to, or have greater market acceptance, than ours, which could significantly decrease our revenue and the value of your investment.

We could lose money on our contracts.

As part of our strategy, from time to time, we enter into capped or fixed-price contracts, in addition to contracts based on payment for time and materials. Because of the complexity of many of our client engagements, accurately estimating the cost, scope and duration of a particular engagement can be a difficult task. We maintain an Office of Risk Management ("ORM") that evaluates and attempts to mitigate delivery risk associated with complex projects. In connection with their review, ORM analyzes the critical estimates associated with these projects. If we fail to make these estimates accurately, we could be forced to devote additional resources to these engagements for which we will not receive additional compensation. To the extent that an expenditure of additional resources is required on an engagement, this could reduce the profitability of, or result in a loss on, the engagement. We may be unsuccessful in negotiating with clients regarding changes to the cost, scope or duration of specific engagements. To the extent we do not sufficiently communicate to our clients, or our clients fail to adequately appreciate the nature and extent of any of these types of changes to an engagement, our reputation may be harmed, and we may suffer losses on an engagement.

Lack of detailed written contracts could impair our ability to recognize revenue for services performed, collect fees, protect our IP and protect ourselves from liability to others.

We protect ourselves by entering into detailed written contracts with our clients covering the terms and contingencies of the client engagement. In some cases, however, consistent with what we believe to be industry practice, work is performed for clients on the basis of a limited statement of work or verbal agreement before a detailed written contract can be finalized. To the extent that we fail to have detailed written contracts in place, our ability to collect fees, protect our IP and protect ourselves from liability to others may be impaired.

We may lose large clients or may not be able to secure targeted follow-on work or achieve expected client retention rates.

Our client engagements are generally short-term arrangements, and most clients can reduce or cancel their contracts for our services with 30 days' notice and without penalty. As a result, if we lose a major client or large client engagement, our revenue will be adversely affected. We perform varying amounts of work for specific clients from year to year. A major client in one year may not use our services in another year. In addition, we may derive revenue from a major client that constitutes a large portion of total revenue for particular quarters. If we lose any major clients or any of our clients cancel programs or significantly reduce the scope of a large engagement, our business, financial condition, and results of operations could be materially and adversely affected. Also, if we fail to collect a large accounts receivable balance, we could be subjected to significant financial exposure. Consequently, you should not predict or anticipate our future revenue based upon the number of clients we currently have or the number and size of our existing client engagements.

We also derive a portion of our revenue from annual memberships for our Executive Advisory Programs. Our growth prospects therefore depend on our ability to achieve and sustain renewal rates on programs and to successfully launch new programs. Failure to achieve expected renewal rate levels or to successfully launch new programs and services could have an adverse effect on our operating results.

The market price of our common stock may fluctuate widely.

The market price of our common stock could fluctuate substantially due to:

- future announcements concerning us or our competitors;

- quarterly fluctuations in operating results;

- announcements of acquisitions or technological innovations;

- changes in earnings estimates or recommendations by analysts; or

- current market volatility.

In addition, the stock prices of many business and technology services companies fluctuate widely for reasons which may be unrelated to operating results. Fluctuation in the market price of our common stock may impact our ability to finance our operations and retain personnel.

Operational Risks

We have risks associated with potential acquisitions or investments.

Since our inception, we have expanded through acquisitions. In the future, we plan to pursue additional acquisitions as opportunities arise. We may not be able to successfully integrate businesses which we may acquire in the future without substantial expense, delays or other operational or financial problems. We may not be able to identify, acquire or profitably manage additional businesses. Also, acquisitions may involve a number of risks, including:

- diversion of management's attention;

- failure to retain key personnel;

- failure to retain existing clients;

- unanticipated events or circumstances;

- unknown claims or liabilities;

- amortization of certain acquired intangible assets; and

- operating in new or unfamiliar geographies.

Client dissatisfaction or performance problems at a single acquired business could have a material adverse impact on our reputation as a whole. Further, we cannot assure you that our future acquired businesses will generate anticipated revenue or earnings.

Difficulties in integrating businesses we acquire in the future may demand time and attention from our senior management.

Integrating businesses that we acquire in the future may involve unanticipated delays, costs and/or other operational and financial problems. In integrating acquired businesses, we may not achieve expected economies of scale or profitability or realize sufficient revenue to justify our investment. If we encounter unexpected problems as we try to integrate an acquired firm into our business, our management may be required to expend time and attention to address the problems, which would divert their time and attention from other aspects of our business.

We may not be able to hire, train, motivate, retain and manage professional staff.

To succeed, we must hire, train, motivate, retain and manage highly skilled employees. Competition for skilled employees who can perform the services we offer is intense. We might not be able to hire enough skilled employees or train, motivate, retain and manage the employees we hire. This could hinder our ability to complete existing client engagements and bid for new ones. Hiring, training, motivating, retaining and managing employees with the skills we need is time-consuming and expensive.

We rely on information technology and security systems and any damage, interruption, compromise or breach of our information technology and security systems or data could disrupt and harm our business.

We use information technology and security systems to process, transmit, and store electronic information in connection with the operation of our business. We also use such systems to protect proprietary and confidential information, including that of our customers, suppliers and employees. We face risks associated with cybersecurity incidents and other significant disruptions of such systems, including denial of service or other attacks on, or accidental or willful security breaches or other unauthorized access, to our facilities or information systems; unauthorized access to or acquisition of personal information, confidential information or other data we process or maintain; or viruses, loggers, or other malfeasant code, including ransomware, in our data or software. The consequences of such loss, possible misuse of our proprietary and confidential information, or operational disruptions could include, among other things, unfavorable publicity, damage to our reputation, difficulty marketing our products, customer allegations of breach-of-contract, claims and litigation by affected parties, investigations by and other proceedings involving governmental authorities and possible financial liabilities for damages, any of which could materially adversely affect our business, financial condition, reputation and relationships with customers and partners. These cybersecurity incidents or other significant disruptions could be caused by persons inside our organization, persons outside our organization with authorized access to systems inside our organization, or by individuals outside our organization. The risk of a cybersecurity incident or disruption, particularly through cyber-attack or cyber-intrusion, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Although the cybersecurity incidents that we have experienced to date, as well as those reported to us by our third-party partners, have not had a material effect on our business, financial condition or results of operations, such incidents could have a material adverse effect on us in the future.

We also rely on a number of third-party service providers to host, store or otherwise process information for us, or to provide other facilities or infrastructure that we make use of, including "cloud-based" providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services, financial functions, as well as proprietary digital technology platforms, and we are therefore dependent on the security systems of these providers. These third-party entities are subject to similar risks as it relates to cybersecurity, business interruption, and systems. Employee failures, cybersecurity incidents or other unauthorized access to, or disruptions of, our service-providers' systems or viruses, loggers, ransomware or other malfeasant code in their data or software, or unauthorized access to or acquisition of any data they process or otherwise maintain for us could expose us to information loss, corruption and unavailability, operational disruptions, and misappropriation of confidential information, and could have similar consequences to us as any incidents affecting our own systems or the data we process or maintain. We and our third parties face these threats from a variety of sources, including attacks from hackers, phishing and other forms of social engineering, and human error or employee or contractor malfeasance and such threats could have a material adverse effect on our business.

Because the techniques used to obtain unauthorized access to or sabotage security systems change frequently and are often not recognized until after an attack, we and our third-party service providers may be unable to anticipate the techniques or implement adequate preventative measures, thereby exposing us to material adverse effects on our business, financial condition, results of operations and growth prospects. In order to address risks to our information systems, we continue to make investments in personnel, technologies and training. Data protection laws and regulations around the world often require "reasonable," "appropriate" or "adequate" technical and organizational security measures, and the interpretation and application of those laws and regulations are often uncertain and evolving; there can be no assurance that our security measures will be deemed adequate, appropriate or reasonable by a regulator or court. Moreover, even security measures that are deemed appropriate, reasonable, and/or in accordance with applicable legal requirements may not be able to protect the information we maintain. A cybersecurity incident or other significant disruption impacting us or our third-party service providers could require a substantial level of financial resources to rectify and otherwise respond to, may be difficult to identify or address in a timely manner, and may divert management's attention and require the expenditure of significant time and resources. Such cybersecurity incidents or other significant disruptions could result in claims, increased regulatory scrutiny, or investigations, and may cause us to incur substantial fines, penalties, or other liability and related legal and other costs. Any actual or perceived cybersecurity incident or significant disruption may also interfere with our ability to comply with financial reporting requirements and harm our reputation and market position, especially given that we handle sensitive customer information. Any of the foregoing matters could harm our operating results and financial condition.

While we have purchased cybersecurity insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyber-attacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

Global Operational Risks

We earn revenue, incur costs and maintain cash balances in multiple currencies, and currency fluctuations could adversely affect our financial results.

We have international operations, where we earn revenue and incur costs in various foreign currencies, primarily the British Pound, and the Euro. Doing business in these foreign currencies exposes us to foreign currency risks in numerous areas, including revenue, purchases, payroll and investments. Certain foreign currency exposures are naturally offset within an international business unit, because revenue and costs are denominated in the same foreign currency, and certain cash balances are held in U.S. Dollar denominated accounts. Fluctuations in foreign currency exchange rates could materially impact our results.

Our cash position includes amounts denominated in foreign currencies. We manage our worldwide cash requirements considering available funds from our subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from certain of our subsidiaries outside the U.S. could have adverse tax consequences and be limited by foreign currency exchange controls. However, those balances are generally available in the local jurisdiction without legal restrictions to fund ordinary business operations. Any fluctuations in foreign currency exchange rates could materially impact the availability and amount of these funds available for transfer.

Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may materially adversely affect customer demand for our services.

The United States has recently enacted and/or proposed to enact significant new tariffs on goods imported from numerous countries, including those where we do business. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs.

Furthermore, because of policy changes and government proposals, there may be greater restrictions and economic disincentives on international trade in general. The new tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, and foreign governments have instituted or are considering imposing trade sanctions on U.S. goods. Such changes have the potential to adversely impact the U.S. economy or sectors thereof, including the industry and countries we serve, and as a result, could have a negative impact on our business, financial condition and results of operations.

Legal, Regulatory and Compliance Risks

Our corporate governance provisions may deter a financially attractive takeover attempt.

Provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition which shareholders may consider favorable, including transactions in which shareholders would receive a premium for their shares. These provisions include the following:

- shareholders must comply with advance notice requirements before raising a matter at a meeting of shareholders or nominating a director for election;

- our Board of Directors is staggered into three classes and the members may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares entitled to vote;

- we would not be required to hold a special meeting to consider a takeover proposal unless holders of more than a majority of the shares entitled to vote on the matter were to submit a written demand or demands for us to do so; and

- our Board of Directors may, without obtaining shareholder approval, classify and issue up to 1,250,000 shares of preferred stock with powers, preferences, designations and rights that may make it more difficult for a third party to acquire us.

If we are unable to protect our IP rights or infringe on the IP rights of third parties, our business may be harmed.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secrets, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license IP. Although we enter into confidentiality agreements with our employees and limit distribution of proprietary information, there can be no assurance that the steps we have taken in this regard will be adequate to deter misappropriation of our IP, or that we will be able to detect unauthorized use and take appropriate steps to enforce our IP rights.

Although we believe that our services do not infringe on the IP rights of others and that we have all rights necessary to utilize the IP employed in our business, we are subject to the risk of claims alleging infringement of third-party IP rights. Any claims could require us to spend significant sums in litigation, pay damages, develop non-infringing IP or acquire licenses to the IP that is the subject of asserted infringement.

Data privacy and information security may require significant resources and presents certain risks.

We collect, store, have access to and otherwise process certain confidential or sensitive data, including proprietary business information, personal data or other information that is subject to privacy and security laws, regulations and/or customer-imposed controls. We operate in an environment in which data privacy regulatory and legal framework is evolving quickly and varies by jurisdiction. We cannot predict the cost of compliance with future data privacy laws, regulations and standards, or future interpretations of current laws, regulations and standards, related to privacy and cybersecurity or the potential effects on our business.

As a company doing business in Europe, we are also subject to European data protection laws and regulations. The European Union General Data Protection Regulation ("GDPR") imposes stringent requirements in how we collect and process personal data and provides for significantly greater penalties for noncompliance; and several other countries have passed laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions. In addition, we are also subject to and affected by new state privacy and data security laws such as the California Consumer Privacy Act ("CCPA"). The CCPA imposes additional data privacy requirements on many businesses operating in the state, including, potentially, with respect to employee data. Several states have enacted or introduced varying comprehensive privacy laws modeled to some degree on the CCPA and/or the GDPR. Compliance with multiple country and state laws containing varying requirements could be complicated and costly. Government enforcement actions can be costly and interrupt the regular operation of our business, and violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, reputation and financial statements.

Our business is subject to evolving, complex and at times inconsistent regulations regarding artificial intelligence (AI).

Our business is subject to a multinational legal and regulatory regime regarding AI that is both evolving at a rapid pace and at times inconsistent from jurisdiction to jurisdiction. This disparate and inconsistent legal treatment may add additional compliance costs and/or lost opportunities. Governments in both the U.S. and international jurisdictions are adopting and proposing regulations, laws and ethical rules governing AI, data privacy and machine learning. Failure to comply with these regulations, or the perception that we failed to comply could result in:

- regulatory and/or enforcement actions including fines, penalties and/or sanctions;

- operation disruptions such as required modifications to, or prohibitions of, our products and services could result in a loss of competitive advantage or operational efficiency;

- reputational harm which could include the loss of our client's trust, damage to our reputation or a decrease in demand for our services; and

- litigation relating to our services and how our AI systems process and utilize client data.

The cost of compliance and the need to modify any AI systems or services as a result of such efforts could have an adverse effect on our business, reputation and financial statements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity is critical to the delivery of our services to our clients. We face cybersecurity threats that are common to most industries. We have a cybersecurity risk management program in place that is designed to assess, identify, manage, and govern material risks from cybersecurity threats. This program is a key component of our enterprise risk management program. The Company's Board is responsible for oversight of the Company's information technology systems, including cybersecurity, and has delegated such oversight to the Audit Committee. The Audit Committee regularly reviews the status of the initiatives such as the seeking of certifications associated with our information technology systems and receives regular updates on matters relating to information technology and cybersecurity. Our corporate information security organization, led by our Senior Director of IT who reports to our Chief Financial Officer, is responsible for our overall information security strategy, policy, security, operations and cyber threat detection and response. Our current Senior Director of IT has an extensive background and experience in information technology management and design, and data security. An integral part of our cybersecurity framework is our Security Response Team which is responsible for the detection, review, and response to cybersecurity incidents. In the event of a security incident, we intend to follow our detailed incident response plan, which outlines the steps to be followed from incident detection to mitigation, recovery, and notification, including notifying functional areas as well as senior leadership and the Board, as appropriate.

We regularly review the effectiveness of our cybersecurity controls, promptly addressing any identified risk areas and subject our information technology systems to testing performed by external parties on an annual basis. Our employees are required to successfully complete training on topics relating to our cybersecurity, data privacy and information security policies and procedures. Training is administered and tracked through online training modules. In addition, we perform periodic testing to evaluate the effectiveness of our training programs and to help prevent loss associated with the disclosure of electronic information. We also leverage third-party service providers and solutions across our operations to review, test, and assess our security systems and controls, as well as assist in the mitigation of any potential cyber risks. We recently obtained our second ISO 27001 certification.

To further bolster our cybersecurity controls, we also have a third-party risk management program in place applicable to all of its contractors, vendors, and service providers which includes risk assessments, cybersecurity questionnaires, data privacy addendums, and contractual flow-downs of legal and regulatory requirements. We also require our contractors, subcontractors, vendors and service providers to report security incidents to us without undue delay.

To date, the Company has not identified any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business operations or financial condition. Despite the extensive approach we take to cybersecurity, prevention of a cybersecurity incident cannot be completely guaranteed. Please refer to "Item 1A. Risk Factors – We rely on information technology and security systems and any damage, interruption, compromise or breach of our information technology and security systems or data could disrupt and harm our business".

ITEM 2. PROPERTIES

Our principal executive office is currently located at 1001 Brickell Bay Drive, Floor 30, Miami, Florida 33131. As of December 26, 2025, we had operating leases that expire on various dates through July 2029.

We do not own real estate and do not intend to invest in real estate or real estate-related assets.

ITEM 3. LEGAL PROCEEDINGS

We are involved in legal proceedings, claims, and litigation arising in the ordinary course of business not specifically discussed herein. In the opinion of management, the final disposition of such matters will not have a material adverse effect on our consolidated financial position, cash flows or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded under the Nasdaq Stock Market symbol, "HCKT". The closing sale price for the common stock on February 23, 2026, was $12.98.

As of February 23, 2026, there were 226 holders of record of our common stock and 25,380,429 shares of common stock outstanding.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this section is set forth under Item 12 of this Annual Report on Form 10-K and is herein incorporated by reference.

Performance Graph

The following graph compares our cumulative total shareholder return since January 1, 2021, with the Russell 2000 and a peer group index composed of other companies with similar business models identified below. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on January 1, 2021.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among The Hackett Group, Inc., the Russell 2000 Index,
and a Peer Group

*$100 invested on 1/1/21 in stock or index, including reinvestment of dividends.
Index calculated on month-end basis.

	1/1/2021	12/31/2021	12/30/2022	12/29/2023	12/27/2024	12/26/2025
The Hackett Group, Inc.	$ 100.00	$ 145.82	$ 147.96	$ 168.89	$ 232.98	$ 153.97
Russell 2000	$ 100.00	$ 114.82	$ 91.35	$ 106.82	$ 119.14	$ 134.40
2025 Peer Group	$ 100.00	$ 101.85	$ 117.98	$ 157.07	$ 177.79	$ 262.36

The 2025 Peer Group includes Alithya Group Inc., Huron Consulting Group, Inc. and Information Services Group, Inc.

Company Dividend Policy

In December 2012, we announced an annual dividend of $0.10 per share, which has been increased to $0.48 per share for the year ended December 26, 2025. During fiscal 2025, we paid the quarterly dividend to shareholders of record on March 21, 2025, June 20, 2025, September 19, 2025, and December 23, 2025, totaling $12.9 million, which included the fourth quarter dividend paid in January 9, 2026 of $3.0 million. Our credit agreement contains restrictions on our ability to declare dividends and repurchase shares. Subsequent to fiscal year end, the Board of Directors declared the first quarter dividend of 2026 for shareholders of record as of March 20, 2026, to be paid on April 3, 2026. The declaration of dividends shall at all times be subject to the final determination of our Board of Directors that a dividend is prudent and lawful at that time in consideration of the needs of the business and other factors including the ability to pay dividends under our credit agreement.

Purchases of Equity Securities

We have an ongoing authorization from our Board of Directors to repurchase shares of our common stock. Repurchases under this program are discretionary and are made in the open market or through privately negotiated transactions, subject to market conditions and trading restrictions. During 2025, our Board of Directors approved an additional $53.0 million authorization under the program. The following table summarizes our share repurchases during the year ended December 26, 2025 under this authorization:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program	
Balance as of December 27, 2024				$ 27,515,833	
December 28, 2024 to March 28, 2025	205,569	$ 30.16	205,569	$ 21,315,284	
March 29, 2025 to June 27, 2025	176,507	$ 24.47	176,507	$ 16,995,780	
June 28, 2025 to September 26, 2025	839,452	$ 20.73	839,452	$ 12,590,311	(2)
September 27, 2025 to December 26, 2025	2,031,733	$ 20.29	2,031,733	$ 11,367,753	(2)
	3,253,261	$ 21.26	3,253,261		

_____
(1) On July 30, 2002, the Board of Directors approved and announced the repurchase program. There is no expiration date on the current authorization.
(2) During 2025, the Company's Board of Directors approved an additional share repurchase authorization of $53.0 million, $13.0 million in the third quarter and $40.0 million in the fourth quarter.

As of December 26, 2025, the Company's Board of Directors had approved a cumulative authorization of $360.2 million with cumulative purchases under the plan of $348.8 million, leaving $11.4 million available for future purchases. During the year ended December 26, 2025, the Company repurchased 2.0 million shares of its common stock in its tender offer transaction under the repurchase plan approved by the Company's Board of Directors and inclusive of transaction fees, for $41.2 million at an average share price of $20.29. Subsequent to the year ended December 26, 2025, our Board of Directors approved an additional $13.6 million authorization under the program, leaving $25.0 million available for purchase.

During the year ended December 26, 2025, the Company repurchased 50 thousand shares of the Company's common stock from its Chief Financial Officer and members of its Board of Directors for a total of $1.6 million, or $30.78 per share, which are included in the share repurchase program. During the year ended December 27, 2024, the Company repurchased 43 thousand shares of the Company's common stock from members of its Board of Directors for a total of $1.1 million, or $24.34 per share.

Subsequent to the year ended December 26, 2025, we repurchased 7 thousand shares of the Company's common stock from members of our Board of Directors for a total of $0.1 million, or $15.22 per share. Including these repurchases, we had approximately $24.9 million available for future repurchases under the plan.

Shares purchased under the repurchase plan do not include shares withheld to satisfy withholding tax obligations. These withheld shares are never issued and in lieu of issuing the shares, taxes were paid on our employee's behalf. In 2025, 481 thousand shares were withheld and not issued for a cost of $11.9.million, bringing the total cumulative cash used to repurchase stock in 2025 to $81.0 million. In 2024, 174 thousand shares were withheld and not issued for a cost of $4.1 million, bringing the total cumulative cash used to repurchase stock in 2024 to $10.5 million.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Hackett. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying Notes to our consolidated financial statements included in this Annual Report on Form 10-K. We have omitted discussion of fiscal 2023 items and year-to-year comparisons between fiscal years 2024 and 2023 where it would be redundant with the discussion previously included in Part II, Item 7 (MD&A) of the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2025.

Hackett is a global IP platform-based Gen AI strategic consulting and executive advisory digital transformation firm. The Hackett Group provides dedicated expertise in Gen AI enabled enterprise transformation services across front, mid and back office areas, including its highly recognized Oracle, SAP, OneStream and eProcurement implementation offerings.

In early 2024, we launched our AI assessment platform, AI XPLR which helps clients identify, evaluate and design Gen AI enablement opportunities. Using AI XPLR, our experienced professionals guide organizations to harness the power of Gen AI solutions designed to digitally transform their operations to achieve quantifiable, breakthrough results, allowing us to be key architects of our clients' Gen AI journey.

We believe Gen AI will fundamentally change the way companies operate as well as the way consulting services are sold and delivered. We believe the Gen AI platform capabilities we have developed in AI XPLR which were expanded with ZBrain, which we acquired as part of the LeewayHertz acquisition, is highly differentiating and we expect will enable us to effectively compete in this emerging and important space.

The Hackett Group has completed over 28,400 benchmarking and performance studies with major organizations. These studies are executed utilizing our Quantum Leap platform which drives our DTP. This includes the firm's benchmarking metrics, best practices repository, and best practice configuration and process flow accelerators, which enables our clients and partners to achieve digital world-class performance.

Our transformation expertise is grounded in best practices insights from benchmarking the world's leading businesses – including 97% of the Dow Jones Industrials, 90% of the Fortune 100, 68% of the DAX 40 and 53% of the FTSE 100, which inform and are delivered utilizing our platforms.

Impact of Macroeconomic Conditions on Our Business

The level of revenue we achieve is based on our ability to deliver market leading services and solutions and to deploy skilled teams of professionals quickly. Our results of operations are affected by economic conditions, including macroeconomic conditions and levels of business confidence. Any deterioration in the current macroeconomic environment or economic downturn as a result of weak or uncertain economic conditions due to inflation, high interest rates, national or geopolitical events or other factors impacting economic activity or business confidence could adversely affect our clients' financial condition or outlook which may reduce the clients' demand for our services.

Critical Accounting Policies and Estimates

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial position in conformity with generally accepted accounting principles in the United States ("GAAP"). Actual results could differ from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies that have had or are reasonably likely to have a material impact on our financial condition or results of operations. These policies require management to exercise judgment on issues that are often difficult, subjective and complex due to the necessity of estimating the effect of matters that are inherently uncertain.

Revenue Recognition

Determining revenue recognition requires management to exercise judgment on the interpretation of service contracts which may include one or multiple performance obligations. The judgments that management must make include determining whether the control of the goods and services provided are transferred to our customers at a point in time or over the course of the service period utilizing a proportionate performance approach.

In fixed-fee billing arrangements, which would also include contracts with capped fees, we set the fees based on our estimates of the costs and timing for completing the engagements. We generally recognize revenue under fixed-fee or capped fee arrangements using a proportionate performance approach, which is based on work completed to-date as compared to estimates of the total services to be provided under the engagement. Estimates of total engagement revenue and cost of services are monitored regularly during the term of the engagement based on the best available information. If our estimates indicate a potential loss, such loss is recognized in the period in which the loss first becomes probable and reasonably estimable.

Allowances for Credit Losses

We review accounts receivable to assess our estimates of collectability regularly. When establishing allowances for doubtful accounts, management must base their judgment on the information available at that point in time, which may include historical experiences, current economic trends and client credit worthiness, to determine the likelihood of collectability.

Business Combinations

For transactions that are considered business combinations, we utilize fair values in determining the carrying values of the purchased assets and assumed liabilities, which are recorded at fair value at acquisition date, and identifiable intangible assets are recorded at fair value. Costs directly related to the business combinations are recorded as expenses as they are incurred. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values become available. A bargain purchase gain on an acquisition occurs when the net of the estimated fair value of the assets acquired and liabilities assumed exceeds the consideration paid.

Goodwill

For acquisitions accounted for as a business combination, goodwill represents the excess of the cost over the fair value of the net assets acquired. The Company has organized its operating and internal reporting structure to align with its primary market solutions. In accordance with ASC 280, management made the determination to present three operating segments, three reportable segments and three reporting units as follows: (1) Global S&BT, (2) Oracle Solutions, and (3) SAP Solutions. A reporting unit is an operating segment or one level below an operating segment to which goodwill is assigned. The goodwill has been allocated to the reporting unit based on the reporting unit's relative fair value.

Goodwill is tested at least annually for impairment at the reporting unit level utilizing the market approach. In assessing the recoverability of goodwill and intangible assets, we utilize the market approach and makes estimates based on assumptions regarding various factors to determine if impairment tests are met. The market approach utilizes valuation multiples based on operating data from publicly traded companies within the same industry. Multiples derived from guideline companies provide an indication of how much a market participant would be willing to pay for a company. These multiples are then applied to the our reporting units to arrive at an indication of value. This approach contains management's judgment, using appropriate and customary assumptions available at the time.

We performed our annual impairment test of goodwill in the fourth quarter of fiscal years 2025, 2024 and 2023 and determined that goodwill was not impaired.

Stock Based Compensation

We recognize compensation expense for awards of equity and liability instruments, which have only a service condition, to employees based on the grant-date fair value of those awards, over the requisite service period, with limited exceptions.

In September 2024, a stock price award program was offered to certain leaders. These equity awards were granted with both a market condition (three tranches, each with varying market share price thresholds) and service conditions. We measured these equity awards using the Monte Carlo valuation model to determine the fair value as of the grant date. The Monte Carlo valuation model, using different share price paths, calculated a derived service period which is the median share price path on which the market condition is satisfied for each tranche. The assumptions utilized in the model are as of a point in time and may differ from the actual value of the equity awards. The requisite service period was determined to be service conditions as the service conditions are greater than the derived service period. For each of the three tranches, stock compensation expense is recognized on a straight-line basis over the requisite service period. We elected to account for forfeitures as incurred. If an employee forfeits nonvested shares subsequent to meeting a service condition, the previously recognized expense is not reversed. See Note 10, "Stock Based Compensation," to our consolidated financial statements included in our Annual Report on Form 10-K for additional information.

Please refer to Note 1, "Basis of Presentation and General Information," to our consolidated financial statements included in our Annual Report on Form 10-K for the discussion of all of our critical accounting policies.

Results of Operations

Our fiscal year generally consists of a 52-week period and periodically consists of a 53-week period as each fiscal year ends on the Friday closest to December 31. Fiscal years 2025 and 2024 ended on December 26, 2025 and December 27, 2024, respectively, each consisted of a 52-week period. References to a year included in this document refer to a fiscal year rather than a calendar year.

The following table sets forth, for the periods indicated, our results of operations (in thousands):

	Year Ended	
	December 26, 2025	December 27, 2024
Revenue:		
Revenue before reimbursements	$ 300,846	$ 307,028
Reimbursements	4,780	6,827
Total revenue	305,626	313,855
Costs and operating expenses:		
Cost of service:		
Personnel costs before reimbursable expenses (includes $14,600 and $10,491 of stock compensation expense in 2025 and 2024, respectively)	183,681	183,792
Reimbursable expenses	4,780	6,827
Total cost of service	188,461	190,619
Selling, general and administrative costs (includes $16,028 and $9,033 of stock compensation expense in 2025 and 2024, respectively)	90,519	78,546
Legal settlement and related costs	—	102
Restructuring costs	3,112	—
Total costs and operating expenses	282,092	269,267
Operating income	23,534	44,588
Other expense, net:		
Interest expense, net	(1,716)	(1,594)
Income from operations before income tax expense	21,818	42,994
Income tax expense	8,875	13,364
Net income	$ 12,943	$ 29,630

Comparison of 2025 to 2024

Overview. For fiscal year 2025, total revenue decreased to $305.6 million, as compared to $313.9 million in 2024, primarily driven by decreased total revenue from our Oracle Solutions segment of $13.0 million, partially offset by increases in our SAP Solutions segment of $6.3 million. In addition, we recognized an incremental $11.1 million of non-cash compensation expense in 2025, as compared to 2024, related to the stock price award program. See Note 10, "Stock Based Compensation," to our consolidated financial statements included in this Annual Report on Form 10-K for more information.

Revenue. We are a global company with operations primarily in the United States and Western Europe. Our revenue is denominated in multiple currencies, primarily the U.S. Dollar, British Pound and Euro, and as a result is affected by currency exchange rate fluctuations. The impact of the currency fluctuation did not have a significant impact on comparisons between 2025 and 2024. Revenue is analyzed based on geographic location of engagement team personnel.

In 2025, one customer accounted for 6% of our total revenue and in 2024 one customer accounted for 11% of our total revenue.

Segment revenue. We have three reportable segments: Global S&BT, Oracle Solutions and SAP Solutions. Global S&BT includes S&BT Consulting, Benchmarking, Advisory Services, IPASS, Gen AI Consulting and Implementation, OneStream and our eProcurement offerings. Oracle Solutions and SAP Solutions support the two fundamentally distinct ERP systems: Oracle and SAP.

The following table sets forth total revenue by reportable operating segment, which includes reimbursable expenses related to project travel-related expenses passed through to a client with no associated operating margin (in thousands):

	Year Ended			
	December 26, 2025		December 27, 2024	
Global S&BT	$	169,569	$	171,096
Oracle Solutions		72,660		85,707
SAP Solutions		63,397		57,052
Total revenue	$	305,626	$	313,855

Global S&BT total revenue decreased to $169.6 million in 2025, as compared to $171.1 million in 2024. The growth from our Gen AI consulting and implementation offerings in this segment was more than offset by weakness in our OneStream implementation offerings and the non-renewal of a meaningful IPaaS contract during 2025.

Oracle Solutions total revenue decreased to $72.7 million in 2025, as compared to $85.7 million in 2024. Although activity continues to be solid, extended client decision making has continued to make the revenue replacement of a large post go-live engagement at the end of last year take longer than we planned. This has adversely impacted this segment throughout 2025.

SAP Solutions total revenue increased to $63.4 million in 2025, as compared to $57.1 million in 2024. The increase in revenue during 2025 was primarily due to increased software sales in 2025 and implementation services related to S/4HANA cloud migrations.

Reimbursements as a percentage of total revenue were 1.6% in 2025 and 2.2% in 2024. Reimbursements are project travel-related expenses passed through to a client with no associated operating margin.

Cost of Service. Cost of service consists of personnel costs before reimbursable expenses, which includes salaries, benefits and incentive compensation for consultants and subcontractor fees, acquisition-related cash and stock compensation costs, non-cash stock compensation expense, and reimbursable expenses which are travel and other expenses passed through to a client and are associated with projects.

Personnel costs before reimbursable expenses were $183.7 million in 2025, as compared to $183.8 million in 2024. Personnel costs as a percentage of total Company revenue were 60% in 2025 and 59% in 2024.

Non-cash stock-based compensation expense, included in personnel costs before reimbursable expenses, was $14.6 million in 2025 and $10.5 million in 2024. This increase was primarily related to the stock price award program and the acquisition related non-cash stock compensation expense related to LeewayHertz. See Notes 1 and 10, "Basis of Presentation and General Information" and "Stock Based Compensation," respectively, to our consolidated financial statements included in this Annual Report on Form 10-K for more information.

Selling, General and Administrative Costs ("SG&A"). SG&A primarily consists of salaries, benefits and incentive compensation for the selling, marketing, administrative and executive employees, non-cash compensation expense, amortization of intangible assets, acquisition-related costs and various other overhead expenses.

SG&A costs increased to $90.5 million in 2025, as compared to $78.5 million in 2024. The increase in the costs during 2025 was primarily due to increased non-cash stock based compensation from the stock price award program issuances of $7.6 million, LeewayHertz acquisition related incremental SG&A of $1.0 million and increases in amortization expense of $0.9 million. See Note 10, "Stock Based Compensation," and Note 1, "Basis of Presentation and General Information," to our consolidated financial statements included in this Annual Report on Form 10-K for more information. SG&A costs as a percentage of total Company revenue were 30% in 2025 and 25% in 2024.

Non-cash stock based compensation expense, included in SG&A, was $16.0 million in 2025, as compared to $9.0 million in 2024. The increase in 2025 primarily related to the non-cash stock compensation expense from the stock price award program. See Note 10, "Stock Based Compensation," to our consolidated financial statements included in this Annual Report on Form 10-K for more information.

There was $1.0 million of amortization expense in 2025, as compared to $148 thousand in 2024, which is also included in SG&A. The amortization expense was related to the intangible assets acquired in our September 2024 acquisition of LeewayHertz and May 2025 acquisition of Spend Matters. See Note 1, "Basis of Presentation and General Information," to our consolidated financial statements included in this Annual Report on Form 10-K for more information.

Restructuring Costs. During the third quarter of 2025, we incurred restructuring costs of $3.1 million as a result of the continued pivot of our business to Gen AI. These costs were primarily employee related costs, as the Company reduced staff to be commensurate with current market demand and the leverage of our Gen AI delivery platforms are expected to have on our service offerings.

Segment Profit. Segment profit consists of the revenue generated by the segment, less the direct costs of revenue and selling, general and administrative expenses that are incurred directly by the segment. Items not allocated to the segment level include corporate costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. These administrative function costs include corporate general and administrative expenses, non-cash compensation, depreciation and amortization expense and interest expense.

Global S&BT segment profit decreased to $50.8 million in 2025 from $51.6 million in 2024. The growth from our Gen AI consulting and implementation offerings in this segment was more than offset by weakness in our OneStream implementation offerings and the non-renewal of a meaningful IPaaS in during 2025, as mentioned above.

Oracle Solutions segment profit decreased to $12.4 million in 2025 from $19.1 million in 2024, The decrease during 2025 was primarily due to decreased revenue, as discussed above, partially offset by decreased incentive compensation accruals related to performance.

SAP Solutions segment profit increased to $20.4 million in 2025 from $18.7 million in 2024, primarily due to the increase in implementation and license sales during 2025, partially offset by higher commissions and other sales related costs.

Interest Expense, Net. Interest expense, net was $1.7 million and $1.6 million during 2025 and 2024, respectively. As of December 26, 2025, we had outstanding debt of $76.0 million, excluding debt issuance costs, of which $40.0 million was borrowed in early December 2025 to fund the tender offer. As of December 27, 2024, we had outstanding debt of $13.0 million, excluding debt issuance costs. See Note 11, "Shareholders' Equity," to our consolidated financial statements included in this Annual Report on Form 10-K for more information.

Income Taxes. During 2025, we recorded $8.9 million of income tax expense related to certain federal, state and foreign taxes which reflected an effective tax rate of 40.7%. During 2024, we recorded $13.4 million of income tax expense related to certain federal, state and foreign taxes which reflected an effective tax rate of 31.1%. The increase in the effective tax rate is primarily due to the limitation of executive compensation deductions related to executive compensation, primarily driven by the stock price award program. See Note 10, "Stock Based Compensation," to our consolidated financial statements included in this Annual Report on Form 10-K for more information.

Liquidity and Capital Resources

As of December 26, 2025 and December 27, 2024, we had $18.2 million and $16.4 million, respectively, of cash, and $75.8 million and $12.7 million, respectively, outstanding under our Credit Facility, inclusive of deferred debt costs. We currently believe that available funds, including the cash on hand and funds available for borrowing under our Credit Facility, and cash flows generated by operations will be enough to fund our cash requirements, including working capital, debt payments, lease obligations and capital expenditures for at least the next twelve months and beyond. We may decide to raise additional funds in order to fund expansion, to develop new or further enhance products and services, to respond to competitive pressures, or to acquire complementary businesses or technologies. There is no assurance that additional financing would be available when needed or desired.

The following table summarizes our cash flow activity (in thousands):

	Year Ended	
	December 26, 2025	December 27, 2024
Cash flows provided by operating activities	$ 40,304	$ 47,729
Cash flows used in investing activities	$ (8,634)	$ (10,620)
Cash flows used in financing activities	$ (29,765)	$ (41,662)

Cash Flows from Operating Activities

Net cash provided by operating activities was $40.3 million in 2025, as compared to $47.7 million in 2024. In 2025, the net cash provided by operating activities was primarily due to net income adjusted for non-cash items, partially offset by increases in accounts receivable and contract assets and prepaid income taxes and decreases in income tax liabilities. In 2024, the net cash provided by operating activities was primarily due to net income adjusted for non-cash items, partially offset by increases in accounts receivable and contract assets.

Cash Flows from Investing Activities

Net cash used in investing activities was $8.6 million in 2025, as compared to $10.6 million in 2024. During both 2025 and 2024, cash flows used in investing activities included investments made to the continued development of our Hackett Connect Applied Intelligence Advisory member platform and continued development of our Gen AI platforms, as well as acquisition related activities. Cash flows used in investing activities during 2025 included $0.8 million of cash consideration paid for our acquisition of Spend Matters and in 2024 included $6.5 million relating to the acquisition of LeewayHertz.

Cash Flows from Financing Activities

Net cash used in financing activities was $29.8 million in 2025, as compared to $41.7 million in 2024. The usage of cash in 2025 primarily related to the employee net vesting related tax withholding requirements of $11.9 million, the repurchase of $69.1 million of the Company's common stock and dividend payments of $12.9 million, partially offset by a net $63.0 million drawdown on our Credit Facility. The usage of cash in 2024, primarily related to the repayment of borrowings of $20.0 million related to our Credit Facility, dividend payments of $12.1 million, employee net vesting related tax withholding requirements of $4.1 million and the repurchase of $6.4 million of the Company's common stock.

Material Cash Requirements

Debt Payments and Lease Obligations

On November 7, 2022, we amended and restated our credit agreement in order to extend the maturity date of our Credit Facility and provide the Company with an additional $55.0 million in borrowing capacity, for an aggregate amount of up to $100 million. See Note 8, "Credit Facility," to our consolidated financial statements included in this Annual Report on Form 10-K for more information. As of December 26, 2025, we had $76.0 million of outstanding borrowings, excluding deferred debt issuance costs, under our revolving line of credit, leaving us with borrowing capacity of approximately $24.0 million. See Note 8, "Credit Facility," to our consolidated financial statements included in this Annual Report on Form 10-K for more information.

The following table summarizes our future principal payments under our future Credit Facility and lease commitments under our non-cancelable operating leases as of December 26, 2025 (in thousands):

Contractual Obligations	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years	
Operating lease obligations	$	2,721	$	1,259	$	1,279	$	183	$	—
Long-term debt obligations (1)		76,000		—		76,000		—		—
Total	$	78,721	$	1,259	$	77,279	$	183	$	—

(1) Excludes interest charges on borrowings, the fee on the amount of any unused commitment that we may be obligated to pay under our revolving Credit Facility as such amounts vary and the deferred debt issuance costs. See Note 8, "Credit Facility", to our consolidated financial statements included in this Annual Report on Form 10-K for more information

Capital Expenditures

As part of the LeewayHertz acquisition, the Company has committed to fund up to $10.0 million of development costs related to ZBrain AI subject to the business plans approved by the JV Board of Directors. Our capital expenditures primarily consist of investments related to the continued development of our Hackett Connect Applied Intelligence Advisory member platform and our Gen AI related platforms. During the years ended December 26, 2025 and December 27, 2024, our capital expenditures were $7.9 million and $4.1 million, respectively. We expect an increase in capital expenditures related to the continued development of the ZBrain AI orchestration platform.

Taxes

Cash paid for income taxes was $13.1 million and $11.6 million for the years ended December 26, 2025, and December 27, 2024, respectively. See Note 9, "Income Taxes," to our consolidated financial statements included in this Annual Report on Form 10-K for additional information.

Dividends and Share Repurchases

During the fiscal year 2025, our Board of Directors approved four quarterly dividends payments of $0.12 per share totaling $12.9 million. We expect dividend payments in 2026 to be approximately $12.0 million.

We have an ongoing authorization from our Board of Directors to repurchase shares of our common stock. During 2025, we repurchased 50 thousand shares of common stock from our Chief Financial Officer and members of our Board of Directors at an average price per share of $30.78, for a total cost of $1.6 million. In addition, we repurchased 3.2 million shares of common stock on the open market at an average price per share of $21.11, for a cost of $67.6 million, which includes the tender offer in December 2025. As of December 26, 2025, we had $11.4 million share repurchase authorization remaining. Subsequent to fiscal year end, our Board of Directors increased the authorization by $13.6 million, leaving $25.0 million share repurchase authorization remaining. See Note 11, "Shareholders' Equity," to our consolidated financial statements included in this Annual Report on Form 10-K for more information.

Subsequent to fiscal year end, we repurchased 7 thousand shares of the Company's common stock from members of our Board of Directors for a total of $0.1 million, or $15.22 per share. Including these repurchases, we had approximately $24.9 million available for future repurchases under the plan.

Shares purchased under the repurchase plan do not include shares withheld to satisfy withholding tax obligations. These withheld shares are never issued and in lieu of issuing the shares, taxes were paid on our employees' behalf. In 2025, 0.5 million shares were withheld and not issued for a cost of $11.9 million, bringing the total cumulative cash used to repurchase stock in 2025 to $81.0 million. In 2024, 0.2 million shares were withheld and not issued for a cost of $4.1 million, bringing the total cumulative cash used to repurchase stock in 2024 to $10.5 million.

Recently Issued Accounting Standards

For discussion of recently issued accounting standards, see Note 1, "Basis of Presentation and General Information", to our consolidated financial statements included in this Annual Report on Form 10-K for more information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 26, 2025, our exposure to market risk related primarily to changes in interest rates and foreign currency exchange rate risks.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the Credit Facility, which is subject to variable interest rates. The interest rates per annum applicable to loans under the Credit Facility will be, at our option, equal to either a base rate or a Secured Overnight Financing Rate ("SOFR") rate for one-, two-, three- or nine-month interest periods chosen by us in each case, plus an applicable margin percentage. A 100-basis point increase in our interest rate under our Credit Facility would not have had a material impact on our 2025 results of operations.

Exchange Rate Sensitivity

We face exposure to adverse movements in foreign currency exchange rates, as a portion of our revenue, expenses, assets and liabilities are denominated in currencies other than the U.S. Dollar. We recognized losses related to foreign currency exchange of $190 thousand in 2025 and $19 thousand in 2024 and income of $0.4 million in 2023. These exposures may change over time as business practices evolve. Currently, we do not hold any derivative contracts that hedge our foreign currency risk, but we may adopt such strategies in the future.

For a discussion of the risks we face as a result of foreign currency fluctuations, see "Item 1A. Risk Factors" in Part I of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

THE HACKETT GROUP, INC.
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Hackett Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Hackett Group, Inc. and its subsidiaries (the Company) as of December 26, 2025 and December 27, 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 26, 2025, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 26, 2025 and December 27, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 26, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 26, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 27, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition for Fixed-Fee Billing Arrangements

As described in Note 1 to the consolidated financial statements, the Company generates substantially all of its revenue from providing professional services to its clients. In fixed-fee billing arrangements, the Company agrees to a pre-established fee or fee cap in exchange for a predetermined set of professional services. The Company establishes the fees based on its estimates of the costs and timing for completing the engagements. The Company generally recognizes revenue under these arrangements using an input method approach, which is a subjective process based on work completed to-date as compared to estimates of the total services to be provided under the engagement. Estimates of total engagement revenue and cost of services are monitored regularly during the term of the engagement.

We identified the measurement of progress for the purpose of revenue recognition under fixed-fee billing arrangements as a critical audit matter. The principal consideration for our determination that revenue recognition for certain fixed-fee contracts is a critical audit matter is that the estimation of total costs at completion is subject to considerable management judgment which can be challenging, subjective and complex to audit.

Our audit procedures related to the Company's revenue recognition for fixed-fee billing arrangements included the following, among others:

- We obtained an understanding of the relevant controls related to fixed-fee billing arrangements and tested such controls for design and operating effectiveness, including controls over management's estimation of the amount of revenue to recognize for customer contracts where revenue is recognized over time as work progresses.

- We evaluated management's ability to estimate progress towards completion by performing a historical review of completed contracts to determine the accuracy and precision of the Company's estimation process. During this analysis we evaluated completed contracts in order to determine if previous estimates to complete were consistent with actual hours incurred to complete the contract.

- We tested a sample of fixed-fee billing arrangements as follows:

  - Evaluated whether the contracts were properly included in management's calculation of estimated contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward completion of the performance obligations.

  - Compared the transaction prices to the consideration expected to be received based on current rights and obligations under the contracts and any modifications or change orders that were agreed upon with the customers.

  - Assessed the terms in the customer agreement and evaluated the appropriateness of management's identification of performance obligations based on the underlying goods and services included in the contract.

  - Tested the completeness and accuracy of management's calculation of progress toward completion to date for the performance obligations by comparing actual costs incurred to date to source documents and recalculating revenue recognized based on actual costs incurred to date as a percentage of total estimated costs.

  - Evaluated management's estimates of costs to complete the performance obligations by comparing the inputs to source documents.

  - Performed analytical procedures to evaluate the amount of revenue recognized to date and related actual costs incurred to date, by comparing changes in the estimated costs at completion, including changes to budgeted revenue when relevant, for a sample of contracts throughout the period.

/s/ RSM US LLP

We have served as the Company's auditor since 2015.

Coral Gables, Florida
February 27, 2026

THE HACKETT GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 26, 2025		December 27, 2024	
ASSETS				
Current assets:				
Cash	$	18,197	$	16,366
Accounts receivable and contract assets, net of allowance of $1,921 and $2,377 at December 26, 2025 and December 27, 2024, respectively		59,505		57,079
Prepaid expenses and other current assets		6,175		2,901
Total current assets		83,877		76,346
Property, software and equipment, net		24,011		20,343
Other assets		358		350
Intangible assets, net		3,252		2,312
Goodwill		90,659		89,782
Operating lease right-of-use assets		2,484		2,744
Deferred tax asset		1,806		1,432
Total assets	$	206,447	$	193,309
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	6,295	$	6,503
Accrued expenses and other liabilities		28,824		30,789
Contract liabilities		12,317		11,118
Income tax payable		74		3,753
Operating lease liabilities		1,259		965
Total current liabilities		48,769		53,128
Deferred tax liability, net		12,537		9,896
Long-term debt, net		75,818		12,734
Operating lease liabilities		1,223		1,977
Total liabilities		138,347		77,735
Commitments and contingencies				
Shareholders' equity:				
Preferred stock, $.001 par value, 1,250,000 shares authorized, none issued and outstanding		—		—
Common stock, $.001 par value, 125,000,000 shares authorized; 61,886,232 and 61,031,629 shares issued at December 26, 2025 and December 27, 2024, respectively		62		61
Additional paid-in capital		352,588		332,285
Treasury stock, at cost, 36,793,733 and 33,540,472 shares at December 26, 2025 and December 27, 2024, respectively		(350,171)		(281,022)
Retained earnings		78,363		78,311
Accumulated other comprehensive loss		(12,742)		(14,061)
Total shareholders' equity		68,100		115,574
Total liabilities and shareholders' equity	$	206,447	$	193,309

The accompanying notes are an integral part of the consolidated financial statements.

THE HACKETT GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended		
	December 26, 2025	December 27, 2024	December 29, 2023
Revenue:			
Revenue before reimbursements	$ 300,846	$ 307,028	$ 291,273
Reimbursements	4,780	6,827	5,317
Total revenue	305,626	313,855	296,590
Costs and operating expenses:			
Cost of service:			
Personnel costs before reimbursable expenses (includes $14,600, $10,491 and $6,238 of stock compensation expense in 2025, 2024 and 2023, respectively)	183,681	183,792	174,891
Reimbursable expenses	4,780	6,827	5,317
Total cost of service	188,461	190,619	180,208
Selling, general and administrative costs (includes $16,028, $9,033 and $4,486 of stock compensation expense in 2025, 2024 and 2023, respectively)	90,519	78,546	65,942
Restructuring costs	3,112	—	—
Legal settlement and related costs	—	102	1,178
Total costs and operating expenses	282,092	269,267	247,328
Operating income	23,534	44,588	49,262
Other expense, net:			
Interest expense, net	(1,716)	(1,594)	(3,235)
Income before income tax expense	21,818	42,994	46,027
Income tax expense	8,875	13,364	11,876
Net income	$ 12,943	$ 29,630	$ 34,151
Basic net income per common share:			
Income per common share	$ 0.47	$ 1.08	$ 1.26
Weighted average common shares outstanding	27,305	27,560	27,170
Diluted net income per common share:			
Income per common share	$ 0.46	$ 1.05	$ 1.24
Weighted average common and common equivalent shares outstanding	27,907	28,091	27,637

The accompanying notes are an integral part of the consolidated financial statements.

THE HACKETT GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

| | Year Ended | | |
	December 26, 2025	December 27, 2024	December 29, 2023
Net income	$ 12,943	$ 29,630	$ 34,151
Foreign currency translation adjustment, net of income taxes	1,319	(826)	1,646
Total comprehensive income	$ 14,262	$ 28,804	$ 35,797

The accompanying notes are an integral part of the consolidated financial statements.

THE HACKETT GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount		Shares	Amount			
Balance at December 30, 2022	60,148	$ 60	$ 308,325	(33,277)	$ (273,866)	$ 38,640	$ (14,881)	$ 58,278
Issuance of common stock, net	433	1	(2,848)	—	—	—	—	(2,847)
Treasury stock purchased	—	—	—	(38)	(734)	—	—	(734)
Amortization of restricted stock units and common stock subject to vesting requirements	—	—	11,557	—	—	—	—	11,557
Dividends declared	—	—	—	—	—	(11,971)	—	(11,971)
Net income	—	—	—	—	—	34,151	—	34,151
Foreign currency translation	—	—	—	—	—	—	1,646	1,646
Balance at December 29, 2023	60,581	$ 61	$ 317,034	(33,315)	$ (274,600)	$ 60,820	$ (13,235)	$ 90,080
Issuance of common stock, net	450	—	(3,074)	—	—	—	—	(3,074)
Treasury stock purchased	—	—	—	(225)	(6,422)	—	—	(6,422)
Amortization of restricted stock units and common stock subject to vesting requirements	—	—	18,325	—	—	—	—	18,325
Dividends declared	—	—	—	—	—	(12,139)	—	(12,139)
Net income	—	—	—	—	—	29,630	—	29,630
Foreign currency translation	—	—	—	—	—	—	(826)	(826)
Balance at December 27, 2024	61,031	$ 61	$ 332,285	(33,540)	$ (281,022)	$ 78,311	$ (14,061)	$ 115,574
Issuance of common stock, net	855	1	(10,704)	—	—	—	—	(10,703)
Treasury stock purchased	—	—	—	(3,254)	(69,149)	—	—	(69,149)
Amortization of restricted stock units and common stock subject to vesting requirements	—	—	31,007	—	—	—	—	31,007
Dividends declared	—	—	—	—	—	(12,891)	—	(12,891)
Net income	—	—	—	—	—	12,943	—	12,943
Foreign currency translation	—	—	—	—	—	—	1,319	1,319
Balance at December 26, 2025	61,886	$ 62	$ 352,588	(36,794)	$ (350,171)	$ 78,363	$ (12,742)	$ 68,100

The accompanying notes are an integral part of the consolidated financial statements.

THE HACKETT GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended		
	December 26, 2025	December 27, 2024	December 29, 2023
Cash flows from operating activities:			
Net income	$ 12,943	$ 29,630	$ 34,151
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:			
Depreciation expense	4,184	3,770	3,421
Amortization expense	996	148	—
Amortization of debt issuance costs	90	78	72
Provision for doubtful accounts	479	878	27
Loss on foreign currency transactions	190	19	404
Non-cash stock compensation expense	30,659	19,524	10,724
Deferred income tax expense (benefit)	2,309	(346)	1,365
Changes in assets and liabilities:			
Increase in accounts receivable and contract assets	(2,479)	(5,473)	(3,831)
Increase in prepaid expenses and other assets	(2,862)	(203)	(489)
Decrease in accounts payable	(231)	(1,054)	(1,184)
(Decrease) increase in accrued expenses and other liabilities	(2,122)	364	(2,668)
Decrease in contract liabilities	(174)	(999)	(1,191)
Increase (decrease) in income tax payable	(3,678)	1,393	(3,400)
Net cash provided by operating activities	40,304	47,729	37,401
Cash flows from investing activities:			
Purchases of property and equipment	(7,867)	(4,079)	(4,101)
Cash consideration paid for acquisition	(767)	(6,541)	—
Net cash used in investing activities	(8,634)	(10,620)	(4,101)
Cash flows from financing activities:			
Debt proceeds	73,000	—	5,000
Repayments of debt	(10,000)	(20,000)	(32,000)
Debt issuance costs	(7)	(56)	(14)
Dividends paid	(12,903)	(12,112)	(11,972)
Proceeds from ESPP	1,174	998	937
Taxes paid to satisfy employee withholding tax obligations	(11,880)	(4,070)	(3,782)
Repurchases of common stock	(69,149)	(6,422)	(734)
Net cash used in financing activities	(29,765)	(41,662)	(42,565)
Effect of exchange rate on cash	(74)	(38)	(33)
Net increase (decrease) in cash	1,831	(4,591)	(9,298)
Cash at beginning of year	16,366	20,957	30,255
Cash at end of year	$ 18,197	$ 16,366	$ 20,957
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 13,147	$ 11,638	$ 13,257
Cash paid for interest	$ 1,566	$ 1,901	$ 3,470
Supplemental disclosure of non-cash investing and financing activities:			
Shares issued to sellers and key personnel of LeewayHertz	$ -	$ 11,869	$ -
Dividend declared during the year and paid the following year	$ 3,013	$ 3,024	$ 2,997

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of Presentation and General Information

Nature of Business

Hackett (NASDAQ: HCKT) is a global IP platform-based Generative Artificial Intelligence ("Gen AI") strategic consulting and executive advisory digital transformation firm. The Hackett Group provides dedicated expertise in Gen AI enabled enterprise transformation services across front, mid and back office areas, including its highly recognized Oracle, SAP, OneStream and eProcurement implementation offerings.

In early 2024, the Company launched its AI assessment platform, AI XPLR which helps clients identify, evaluate and design Gen AI enablement opportunities. Using AI XPLR, the Company experienced professionals guide organizations to harness the power of Gen AI solutions designed to digitally transform their operations to achieve quantifiable, breakthrough results, allowing Hackett to be key architects of its clients' Gen AI journey.

The Company believes Gen AI will fundamentally change the way companies operate as well as the way consulting services are sold and delivered. The Company believes the Gen AI platform capabilities it has developed in AI XPLR, which were expanded with ZBrain, which was acquired as part of the LeewayHertz acquisition, is highly differentiating and the Company expects it will enable it to effectively compete in this emerging and important space.

The Hackett Group has completed over 28,400 benchmarking and performance studies with major organizations. These studies are executed utilizing our Quantum Leap platform which drives our Digital Transformation Platform ("DTP" or "Hackett DTP"). This includes the firm's benchmarking metrics, best practices repository, and best practice configuration and process flow accelerators, which enables our clients and partners to achieve digital world-class performance. The Company considers this, along with its recent innovations, its core Hackett Intellectual Property ("IP") which allows the Company to identify, design and evaluate transformation opportunities to be proprietary and key components of its Hackett solutioning IP.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the Company's accounts and those of its wholly-owned subsidiaries which the Company is required to consolidate. The Company consolidates the assets, liabilities, and results of operations of its entities. Intercompany transactions and balances are eliminated upon consolidation.

Fiscal Year

The Company's fiscal year generally consists of a 52-week period and periodically consists of a 53-week period as each fiscal year ends on the Friday closest to December 31. Fiscal years 2025, 2024, and 2023 ended on December 26, 2025, December 27, 2024, and December 29, 2023, respectively, each consisted of a 52-week period. References to a year included in the consolidated financial statements refer to a fiscal year rather than a calendar year. Fiscal year 2026 will consist of 53-weeks, ending on January 1, 2027.

Cash

The Company considers depository accounts and all short-term investments with maturities of three months or less to be cash equivalents to the extent that it places its temporary cash investments with high credit quality financial institutions. At times, such balances may be in excess of the F.D.I.C. insurance limits. The Company does not have any restricted cash balances.

Allowance for Credit Losses - Accounts Receivable and Contract Assets

We record client receivables and contract assets at their face values less an allowance for credit losses. The Company maintains allowances for credit losses for estimated losses resulting from its clients not making required payments. Management makes estimates of the collectability of accounts receivable and critically reviews accounts receivable and analyzes historical bad debts, past-due accounts, client credit worthiness and current economic trends when evaluating the adequacy of the allowance for credit losses. If the financial condition of the Company's clients were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

1. Basis of Presentation and General Information (continued)

Dividends

In December 2012, the Company's Board of Directors approved the initiation of an annual cash dividend in the amount of $0.10 per share. The Company's Board of Directors has increased the annual dividend to $0.48 for the year ended December 26, 2025. During 2025, the Company declared four quarterly dividend payments of $0.12 per share each, the fourth of which was paid in January 2026. The dividend policy is reviewed periodically by the Board of Directors and could change. The amount and timing of all dividend payments is subject to the discretion of the Board of Directors and will depend upon business conditions, contractual obligations, legal restrictions, results of operations, financial conditions and other factors.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is calculated to amortize the depreciable assets over their estimated useful lives using the straight-line method and commences when the asset is placed in service. The range of estimated useful lives is three years to ten years. Leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized. The carrying amount of assets sold or retired and related accumulated depreciation are removed from the balance sheet in the year of disposal and any resulting gains or losses are included in the consolidated statements of operations.

The Company capitalizes the costs of internal-use software, which generally includes hardware, software, and payroll-related costs for employees who are directly associated with, and who devote time, to the development of internal-use computer software.

Long-Lived Assets (excluding Goodwill and Indefinite Lived Intangible Assets)

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if there has been an impairment. The amount of an impairment is calculated as the difference between the fair value of the asset and the carrying value. Estimates of future undiscounted cash flows are based on management's view of growth rates for the related business, anticipated future economic conditions and estimates of residual values.

Business Combinations

For transactions that are considered business combinations, the purchased assets and assumed liabilities are recorded at fair value at acquisition date, and identifiable intangible assets are recorded at fair value. Costs directly related to the business combinations are recorded as expenses as they are incurred. Fair values are subject to refinement during the measurement period of up to one year after the closing date of an acquisition as information relative to closing date fair values become available.

LeewayHertz

On September 23, 2024, the Company acquired 100% of the equity of LeewayHertz Technologies Private Limited ("LeewayHertz"), a technology consulting company based in India, focused on AI technology solutions for a purchase consideration of $7.8 million. LeewayHertz's founder, one of LeewayHertz's owners, was hired by the Company to serve as its executive vice president of the AI practice.

1. Basis of Presentation and General Information (continued)

The following table summarizes the fair value of the assets acquired and liabilities assumed:

Assets / Liabilities		Amount (in thousands)
Cash	$	1,020
Current assets		2,081
Intangible assets		2,500
Current liabilities		(2,587)
Other liability		(432)
Deferred tax liability		(652)
Net assets acquired	$	1,930
Consideration	$	7,806
Goodwill	$	5,876

As a result, the excess of the purchase price over the assets acquired resulted in goodwill of $5.9 million. Additionally, the Company recognized intangible assets of $2.5 million, with a remaining weighted average useful life of 3.4 years. The fair values of identifiable intangible assets acquired were prepared by a third-party valuation specialist and incorporate significant unobservable inputs, judgment, and estimates, including the amount and timing of future cash flows. The intangible assets will be amortized in accordance with the Company's accounting policies.

Also, in connection with the acquisition, the Company and LeewayHertz's founder are creating a joint venture whereby the Company will contribute its AI XPLR platform and LeewayHertz will contribute its ZBrain platform. The integration of AI XPLR and the ZBrain Gen AI orchestration solution will enable the joint venture to provide advanced and tailored Gen AI solutions to its clients. The joint venture is expected to be formed during the Company's fiscal year 2026.

Spend Matters

On May 15, 2025, Hackett acquired certain assets and liabilities of Spend Matters LLC ("Spend Matters"), a leading provider of data-backed technology and solutions intelligence in the procurement and supply chain sectors. At closing, Hackett paid cash consideration of $767 thousand.

As a result of the acquisition, the Company recognized intangible assets of $2.0 million, with a remaining weighted average useful life of 2.5 years.

Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are not amortized but rather are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment. Finite-lived intangible assets are amortized over their useful lives. The excess cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill.

1. Basis of Presentation and General Information (continued)

For an acquisition accounted for as a business combination, goodwill represents the excess of the cost over the fair value of the net assets acquired. The Company has organized its operating and internal reporting structure to align with its primary market solutions. In accordance with ASC 280, management made the determination to present three operating segments, three reportable segments and three reporting units as follows: (1) Global S&BT, (2) Oracle Solutions, and (3) SAP Solutions. Global S&BT includes the results of the Company's Gen AI strategy and strategic business consulting practices; Oracle Solutions includes the results of the Company's Oracle EPM/ERP and AI Enablement practices; SAP Solutions includes the Company's SAP applications and related SAP service offerings. A reporting unit is an operating segment or one level below an operating segment to which goodwill is assigned. The goodwill was allocated to the reporting unit based on the reporting unit's relative fair value. The carrying amount of goodwill by reporting unit is as follows, which includes the goodwill allocated to the Global S&BT Segment for the LeewayHertz acquisition (in thousands):

	December 27, 2024		Additions/ Adjustments		Foreign Currency Translation		December 26, 2025
Global S&BT	$	63,090	$	26	$	851	$	63,967
Oracle Solutions		16,699		—		—		16,699
SAP Solutions		9,993		—		—		9,993
Goodwill	$	89,782	$	26	$	851	$	90,659

Goodwill is tested at least annually for impairment at the reporting unit level utilizing the market approach. In assessing the recoverability of goodwill and intangible assets, the Company utilizes the market approach and makes estimates based on assumptions regarding various factors to determine if impairment tests are met. The market approach utilizes valuation multiples based on operating data from publicly traded companies within the same industry. Multiples derived from guideline companies provide an indication of how much a market participant would be willing to pay for a company. These multiples are then applied to the Company's reporting units to arrive at an indication of value. This approach contains management's judgment, using appropriate and customary assumptions available at the time.

The Company performed its annual impairment test of goodwill in the fourth quarter of fiscal years 2025, 2024 and 2023 and determined that goodwill was not impaired.

Finite lived intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset may not be fully recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if there has been an impairment. The amount of an impairment is calculated as the difference between the fair value of the asset and the carrying value. Estimates of future undiscounted cash flows are based on management's view of growth rates for the related business, anticipated future economic conditions and estimates of residual values.

Other intangible assets arose from the Company's acquisitions of LeewayHertz in 2024 and Spend Matters in 2025 and consist of customer relationships, non-compete arrangements and technology which will be amortized on a straight-line or accelerated basis over periods of up to five years.

Other intangible assets consist of the following (in thousands):

Category	Amount (in thousands)		Useful Life (in years)
Customer Relationships	$	2,200	5
Technology		200	2
Non-Compete		100	2
Total	$	2,500	

For the year ended December 26, 2025, the Company recorded $1.0 million of amortization expense. The estimated future amortization expense of intangible assets as of December 26, 2025, is as follows: $1.2 million in 2026, $1.1 million in 2027, $0.7 million in 2028 and $0.3 million in 2029. All of the Company's intangible assets are expected to be fully amortized by the end of September 2029.

1. Basis of Presentation and General Information (continued)

Revenue Recognition

The Company generates substantially all of its revenue from providing professional services to its clients. The Company also generates revenue from software licenses, software support and maintenance and subscriptions to its executive and best practices advisory programs. A single contract could include one or multiple performance obligations. For those contracts that have multiple performance obligations, the Company allocates the total transaction price to each performance obligation based on its relative standalone selling price. The Company determines the standalone selling price based on the respective selling price of the individual elements when sold separately.

Revenue is recognized when control of the goods and services provided are transferred to the Company's customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods and services using the following steps: 1) identify the contract, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue as or when the Company satisfies the performance obligations.

The Company typically satisfies its performance obligations for professional services over time as the related services are provided. The performance obligations related to software support, maintenance and subscriptions to its executive and best practice advisory programs are typically satisfied evenly over the course of the service period. Other performance obligations, such as software licenses, are satisfied at a point in time.

The Company generates revenue under four types of billing arrangements: fixed-fee (including software license revenue); time-and-materials; executive and best practice advisory services; and software sales and software maintenance and support.

In fixed-fee billing arrangements, which would also include contracts with capped fees, the Company agrees to a pre-established fee or fee cap in exchange for a predetermined set of professional services. The Company sets the fees based on its estimates of the costs and timing for completing the engagements. The Company generally recognizes revenue under fixed-fee or capped fee arrangements using a proportionate performance approach, which is based on work completed to-date as compared to estimates of the total services to be provided under the engagement. Estimates of total engagement revenue and cost of services are monitored regularly during the term of the engagement. If the Company's estimates indicate a potential loss, such loss is recognized in the period in which the loss first becomes probable and reasonably estimable. The customer is invoiced based on the contractual agreement between the parties, typically bi-weekly, monthly or milestone driven, with net thirty-day terms, however client terms are subject to change.

Time-and-material billing arrangements require the client to pay based on the number of hours worked by the Company's consultants at agreed upon hourly rates. The Company recognizes revenue under time-and-material arrangements as the related services or goods are provided, using the right to invoice practical expedients which allows it to recognize revenue in the amount based on the number of hours worked and the agreed upon hourly rates. The customer is invoiced based on the contractual agreement between the parties, typically bi-weekly, monthly or milestone driven, with net thirty-day terms, however client terms are subject to change.

Advisory services contracts are typically in the form of a subscription agreement which allows the customer access to the Company's executive and best practice advisory programs. There is typically a single performance obligation and the transaction price is the contractual amount of the subscription agreement. Revenue from advisory services contracts is recognized ratably over the life of the agreements. Customers are typically invoiced at the inception of the contract, with net thirty-day terms, however client terms are subject to change.

The cloud software sales and maintenance contracts are in the form of SAP America ("SAP") software or maintenance agreements provided by SAP. SAP is the principal and the Company is the agent in these transactions as the Company does not obtain title to the software and maintenance which is sold simultaneously. The transaction price is the Company's agreed-upon percentage of the cloud software sale or maintenance amount in the contract with the vendor. Revenue for the resale of software is recognized upon contract execution. The Company also provides software maintenance on other ERP systems, primarily Oracle. Revenue from maintenance contracts is recognized ratably over the life of the agreements. The customer is typically invoiced at contract inception, with net thirty-day terms, however client terms are subject to change.

Revenue before reimbursements excludes reimbursable expenses charged to clients. Reimbursements, which include travel and out-of-pocket expenses, are included in revenue, and an equivalent amount of reimbursable expenses is included in cost of service.

1. Basis of Presentation and General Information (continued)

The payment terms and conditions in the Company's customer contracts vary. The agreements entered into in connection with a project, whether time and materials-based or fixed-fee or capped-fee based, typically allow clients to terminate early due to breach or for convenience with 30 days' notice. In the event of termination, the client is contractually required to pay for all time, materials and expenses incurred by the Company through the effective date of the termination. In addition, from time to time the Company enters into agreements with its clients that limit its right to enter into business relationships with specific competitors of that client for a specific time period. These provisions typically prohibit the Company from performing a defined range of services which it might otherwise be willing to perform for potential clients. These provisions are generally limited to six months to twelve months and usually apply only to specific employees or the specific project team.

Differences between the timing of billings and the recognition of revenue are recognized as either contract assets or contract liabilities in the accompanying consolidated balance sheets. Revenue recognized for services performed but not yet billed to clients are recorded as contract assets. Revenue recognized, but for which are not yet entitled to bill because certain events, such as the completion of the measurement period, are recorded as contract assets and included within contract assets. Client prepayments are classified as contract liabilities and recognized over future periods as earned in accordance with the applicable engagement agreement. See Note 3 for the accounts receivable and contract asset balances. During the 12 months ended December 26, 2025, the Company recognized $10.2 million of revenue as a result of changes in the contract liability balance, as compared to $11.4 million for the twelve months ended December 27, 2024. As of December 29, 2023, the Company had $12.1 million of contract liabilities.

Based on the information that management reviews internally for evaluating operating segment performance and nature, amount, timing, and uncertainty of revenue and cash flows affected by economic factors, the Company disaggregated revenue as follows for the years ended December 26, 2025, December 27, 2024 and December 29, 2023 (in thousands):

		Year Ended				
		December 26, 2025		December 27, 2024		December 29, 2023
Global S&BT:						
North America Consulting	$	130,554	$	139,022	$	144,960
International Consulting		39,015		32,074		26,967
Total Global S&BT	**$**	**169,569**	**$**	**171,096**	**$**	**171,927**
Oracle Solutions:						
Consulting and software support and maintenance	$	72,660	$	85,707	$	77,772
Total Oracle Solutions	**$**	**72,660**	**$**	**85,707**	**$**	**77,772**
SAP Solutions:						
Consulting and software support and maintenance	$	47,609	$	41,912	$	41,324
Software license sales		15,788		15,140		5,567
Total SAP Solutions	**$**	**63,397**	**$**	**57,052**	**$**	**46,891**
Total segment revenue	**$**	**305,626**	**$**	**313,855**	**$**	**296,590**

Capitalized Sales Commissions

Sales commissions earned by the Company's sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized as project revenue is recognized. The Company determined the period of amortization by taking into consideration the customer contract period, which is generally less than 12 months. Commission expense is included in Selling, General and Administrative Costs in the accompanying consolidated statements of operations.

As of December 27, 2024 and December 28, 2023, the Company had $1.8 million and $1.7 million, respectively, of deferred commissions, of which $1.5 million and $1.1 million was amortized during the years ended December 26, 2025 and December 27, 2024, respectively.

Practical Expedients

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be less than one year.

Sales tax collected from customers and remitted to the applicable taxing authorities is accounted for on a net basis, with no impact on revenue.

1. Basis of Presentation and General Information (continued)

Expense reimbursements that are billable to clients are included in total revenue and are substantially all billed as time-and-material billing arrangements. Therefore, the Company recognizes all reimbursable expenses as revenue as the related services are provided, using the right to invoice practical expedient. Reimbursable expenses are recognized as expenses in the period in which the expense is incurred. Any expense reimbursements that are billable to clients under fixed-fee billing arrangements are recognized in line with the proportionate performance approach.

Stock Based Compensation

We recognize compensation expense for awards of equity and liability instruments, which have only a service condition, to employees based on the grant-date fair value of those awards, over the requisite service period, with limited exceptions.

In September 2024, a stock price award program was offered to certain leaders. These equity awards were granted with both a market condition (three tranches, each with varying market share price thresholds) and service conditions. The Company measured these equity awards using a Monte Carlo valuation model to determine the fair value as of the grant date. The Monte Carlo valuation model, using different share price paths, calculated a derived service period which is the median share price path on which the market condition is satisfied for each tranche. The requisite service period was determined to be service conditions as the service conditions are greater than the derived service period. For each of the three tranches, stock compensation expense is recognized on a straight-line basis over the requisite service period. The Company has elected to account for forfeitures as incurred. If an employee forfeits nonvested shares subsequent to meeting a service condition, the previously recognized expense is not reversed. See Note 10, "Stock Based Compensation," for additional information.

Restructuring Reserves

Restructuring reserves reflect judgments and estimates of the Company's ultimate costs of severance, closure and consolidation of facilities and settlement of contractual obligations under its operating leases, including sublease rental rates, absorption period to sublease space and other related costs. The Company reassesses the reserve requirements to complete each individual plan under the restructuring programs at the end of each reporting period. If these estimates change in the future or actual results differ from the Company's estimates, additional charges may be required.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting carrying values and tax bases of assets and liabilities and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse. Deferred income taxes also reflect the impact of certain state operating loss and tax credit carryforwards. A valuation allowance is provided if the Company believes it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance, if any, that results from a change in circumstances, and which causes a change in the Company's judgment about the realizability of the related deferred tax asset, is included in the tax provision.

The Company utilized a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company reports penalties and tax-related interest expense as a component of income tax expense.

Net Income per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. With regards to common stock subject to vesting requirements and restricted stock units issued to employees, the calculation includes only the vested portion of such stock.

The potential issuance of common shares upon the exercise, conversion or vesting of unvested restricted stock units, common stock subject to vesting, stock options and stock appreciation right units ("SARs"), as calculated under the treasury stock method, may be dilutive. Diluted net income per share is computed by dividing the net income by the weighted average number of common shares outstanding and will increase by the assumed conversion of other potentially dilutive securities during the period.

THE HACKETT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and General Information (continued)

The following table reconciles basic and diluted weighted average shares:

	Year Ended		
	December 26, 2025	December 27, 2024	December 29, 2023
Basic weighted average common shares outstanding	27,304,896	27,560,080	27,170,039
Effect of dilutive securities:			
Unvested restricted stock units and common stock subject to vesting requirements issued to employees and non-employees	601,707	530,911	466,574
Dilutive weighted average common shares outstanding	27,906,603	28,090,991	27,636,613

Approximately 26 thousand shares and 2 thousand shares of common stock equivalents were excluded from the computations of diluted net income per common share for the years ended December 26, 2025 and December 27, 2024, respectively, as inclusion would have had an anti-dilutive effect on diluted net income per common share.

Concentration of Credit Risk

The Company provides services primarily to Global 2000 companies and other sophisticated buyers of business consulting and information technology services. The Company performs ongoing credit evaluations of its major customers and maintains reserves for potential credit losses. In 2025, one customer accounted for 6% of total revenue, in 2024 one customer accounted for 11% of total revenue and in 2023 one customer accounted for 6% of total revenue. In 2025 and 2024, each of the Company's segments included revenue from this one customer. See Note 15 "Segment Information and Geographic Data," for detailed segment information.

Management's Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income

The Company reports its comprehensive income in accordance with FASB ASC Topic 220, *Comprehensive Income,* which establishes standards for reporting and presenting comprehensive income and its components in a full set of financial statements. Other comprehensive income consists of net income and currency translation adjustments.

Segment Reporting

Segments are defined as components of a company that engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company assessed its operating segments under the management approach in accordance with ASC 280, Segment Reporting (ASC 280) and has determined that it has three operating segments: Global S&BT, Oracle Solutions and SAP Solutions which are also its reportable segments. See Note 15, "Segment Information and Geographic Data," for detailed segment information. The LeewayHertz and Spend Matters acquired businesses are both included in the Company's Global S&BT segment.

THE HACKETT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and General Information (continued)

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03 Expense Disaggregation Disclosures (Subtopic 220-40) to require public business entities to disclose disaggregated information about expenses to help investors better understand an entity's performance, better assess the entity's prospects for future cash flows, and compare an entity's performance over time and with that of other entities. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods with annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements.

On December 14, 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. We are in the process of assessing the impacts and method of adoption. This ASU will impact the Company's income tax disclosures, but not the Company's financial position or results of operations.

Reclassifications

Certain prior period amounts in the consolidated financial statements, and notes thereto, have been reclassified to conform to current year presentation with no effect on net income or shareholder's equity.

2. Fair Value Measurement

The Company's financial instruments consist of cash, accounts receivable and contract assets, accounts payable, accrued expenses and other liabilities, contract liabilities and long-term debt. As of December 26, 2025 and December 27, 2024, the carrying amount of each financial instrument approximated the instrument's respective fair value due to the short-term nature and maturity of these instruments.

The Company uses significant other observable market data or assumptions (Level 2 inputs as defined in accounting guidance) that it believes market participants would use in pricing debt. The fair value of the debt approximated the carrying amount, using Level 2 inputs, due to the short-term variable interest rates based on market rates.

3. Accounts Receivable and Contract Assets, Net

Accounts receivable and contract assets, net, consists of the following (in thousands):

	December 26, 2025	December 27, 2024
Accounts receivable	$ 32,433	$ 35,926
Contract assets	28,993	23,530
Allowance for credit losses	(1,921)	(2,377)
	$ 59,505	$ 57,079

Accounts receivable as of December 26, 2025 and December 27, 2024, is net of uncollected advanced billings. Contract assets as of December 26, 2025 and December 27, 2024, include recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients. As of December 29, 2023, the Company had accounts receivable and contract assets of $35.6 million and $17.5 million, respectively. The allowance for credit losses includes reserves related to client collection concerns and aged receivables. The Company has included $11.9 million and $7.8 million for the years ended 2025 and 2024, respectively, in accounts receivable and contract assets for certain software license unbilled that are multi-year in nature.

4. Property, Software and Equipment, net

	December 26, 2025	December 27, 2024
Equipment	$ 2,661	$ 2,437
Software	44,380	37,278
Furniture and fixtures	10	26
	47,051	39,741
Less accumulated depreciation	(23,040)	(19,398)
	$ 24,011	$ 20,343

Depreciation expense for the years ended December 26, 2025, December 27, 2024, and December 29, 2023 was $4.2 million, $3.8 million and $3.4 million, respectively, and is included in selling, general and administrative costs in the accompanying consolidated statements of operations.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

	December 26, 2025	December 27, 2024
Accrued compensation and benefits	$ 13,414	$ 10,593
Accrued bonuses	4,243	9,284
Dividend payable	3,013	3,024
Accrued sales, use, franchise and VAT tax	2,543	2,632
Restructuring reserves	883	—
Non-cash stock compensation accrual	141	974
Acquisition-related liabilities	1,895	1,788
Other accrued expenses	2,692	2,494
Total accrued expenses and other liabilities	$ 28,824	$ 30,789

6. Restructuring and Settlements

During the third quarter of 2025, the Company incurred restructuring costs of $3.1 million as a result of its continued pivot of its business to Gen AI. The costs were employee related costs, as the Company reduced staff to be commensurate with current market demand and the leverage the Company's Gen AI delivery platforms are expected to have on the Company's service offerings. These one-time, non-recurring costs are not allocated to the segments.

The following table sets forth the activity in the restructuring expense accrual (in thousands):

	Employee Related Costs
Accrual balance at December 27, 2024	$ —
Restructuring costs	3,112
Cash paid	(2,229)
Accrual balance at December 26, 2025	$ 883

7. Lease Commitments

The Company has operating leases for office space and, to a much lesser extent, operating leases for equipment. The Company's office leases are between terms of less than 1 year and 5 years. Rents usually increase annually in accordance with defined rent steps or are based on current year consumer price index adjustments. Some of the lease agreements contain one or more of the following provisions or clauses: tenant allowances, rent holidays, lease premiums, and rent escalation clauses. There are typically no purchase options, residual value guarantees or restrictive covenants. When renewal options exist, the Company generally does not deem them to be reasonably certain to be exercised, and therefore the amounts are not recognized as part of our lease liability nor our right-of use-asset. The Company has certain leases that have terms that are a year or less and are accounted on a straight-line basis over the term of the lease. The Company recognized $0.1 million of lease expense in both 2025 and 2024 related to these short term leases.

The weighted average remaining lease term is 2.6 years. The weighted average discount rate utilized is 6%. The discount rates applied to each lease, reflects the Company's estimated incremental borrowing rate. This includes an assessment of the Company's credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the Company's lease payments in a similar economic environment. For the twelve months ended December 26, 2025, the Company paid $1.4 million from operating cash flows for operating leases.

The Company has operating lease agreements for its premises that expire on various dates through July 2029. Lease expense for the years ended December 26, 2025, December 27, 2024, and December 29, 2023 was $1.3 million, $1.2 million and $1.1 million, respectively. The components of lease expense during the fiscal years ended December 26, 2025, December 27, 2024, and December 29, 2023, all related to operating lease costs.

Future minimum lease commitments under non-cancelable operating leases as of December 26, 2025, are as follows (in thousands):

	Rental Payments
2026	$ 1,259
2027	837
2028	441
2029	182
2030	—
Total lease payments	2,719
Less imputed interest	(237)
Total	$ 2,482

As of December 26, 2025, the Company does not have any additional operating leases that have not yet commenced that create significant rights and obligations for the Company.

8. Credit Facility

On November 7, 2022, the Company entered into a third amended and restated credit agreement (the "Credit Agreement") with Bank of America, N.A., as administrative agent, and the lenders party thereto, pursuant to which the lenders agreed to amend and restate its existing credit agreement, in order to extend the maturity date of the revolving line of credit and provide the Company with an aggregate capacity of up to $100.0 million from time to time pursuant to a revolving line of credit (the "Credit Facility"). The Credit Facility matures on November 7, 2027. On June 21, 2024, the Company amended the Credit Agreement to change its interest rate index from Bloomberg Short-Term Bank Yield Index ("BSBY") to the Secured Overnight Financing Rate ("SOFR") rate.

The obligations of Hackett under the Credit Facility are guaranteed by active existing and future material U.S. subsidiaries of Hackett (the "U.S. Subsidiaries") and are secured by substantially all of the existing and future property and assets of Hackett and the U.S. Subsidiaries.

8. Credit Facility (continued)

The interest rates per annum applicable to loans under the Credit Facility will be, at the Company's option, equal to either a base rate or a SOFR rate, plus an applicable margin percentage. The applicable margin percentage is based on the consolidated leverage ratio, as defined in the Credit Agreement. As of December 26, 2025, the applicable margin percentage was 1.50% per annum for the SOFR rate, and 0.75% per annum, in the case of base rate. As of December 26, 2025 and December 27, 2024, the interest rate on the Company's outstanding debt was 5.4% and 6.0%, respectively, utilizing the SOFR margin percentage. As of December 29, 2023, the interest rate on the Company's outstanding debt was 6.9%, utilizing the BSBY margin percentage. The interest rate of the commitment fee as of December 26, 2025 was 0.125%. Interest payments are made on a monthly basis.

The Company is subject to certain covenants, including total consolidated leverage, fixed cost coverage, adjusted fixed cost coverage and liquidity requirements, each as set forth in the Credit Agreement, subject to certain exceptions. As of December 26, 2025, the Company was in compliance with all covenants.

The Company incurred $7 thousand and $56 thousand of incremental debt issuance costs in 2025 and 2024, respectively, as a result of the Credit Agreement. As of December 26, 2025, the Company had $0.2 million of debt issuance costs remaining which will be amortized over the remaining life of the Credit Facility.

As of December 26, 2025, the Company had $76.0 million of outstanding debt, excluding $0.2 million of deferred debt costs, and as of December 27, 2024, the Company had $13.0 million of outstanding debt, excluding $0.3 million of deferred debt costs.

9. Income Taxes

The Company files federal income tax returns, as well as multiple state, local and foreign jurisdiction tax returns. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution on any particular uncertain tax position, the Company believes that its reserves for income taxes reflect the most probable outcome. The Company adjusts these reserves, as well as the related interest, in the light of changing facts and circumstances. The resolution of a matter would be recognized as an adjustment to the provision for income taxes and the effective tax rate in the period of resolution. The Company is no longer subject to examinations of its federal income tax returns by the Internal Revenue Service for years through 2021 and all significant state, local and foreign matters have been concluded for years through 2020.

The components of income before income taxes from continuing operations are as follows (in thousands):

| | Year Ended | | |
	December 26, 2025	December 27, 2024	December 29, 2023
Domestic	$ 14,699	$ 35,954	$ 40,259
Foreign	7,119	7,040	5,768
Income from continuing operations before income taxes	$ 21,818	$ 42,994	$ 46,027

9. Income Taxes (continued)

The components of income tax expense from continuing operations are as follows (in thousands):

	Year Ended		
	December 26, 2025	December 27, 2024	December 29, 2023
Current tax expense			
Federal	$ 3,491	$ 9,003	$ 6,823
State	842	2,412	2,214
Foreign	2,233	2,295	1,474
	6,566	13,710	10,511
Deferred tax expense (benefit)			
Federal	1,842	250	985
State	776	(53)	470
Foreign	(309)	(543)	(90)
	2,309	(346)	1,365
Income tax expense from continuing operations	$ 8,875	$ 13,364	$ 11,876

A reconciliation of the federal statutory tax rate with the effective tax rate from continuing operations, in accordance with the adoption of ASU 2023-09, is as follows:

	December 26, 2025	
	$	%
U.S. federal statutory tax rate	4,583	21.0
State income taxes, net of federal income tax effect (1)	1,278	5.9
Foreign tax effects		
U.K. - Statutory tax rate differential	233	1.1
Other foreign jurisdiction	100	0.5
Effect of cross border tax laws	74	0.3
Tax credits	(88)	(0.4)
Nontaxable or nondeductible items		
Shared based compensation	2,658	12.2
Foreign exchange loss (gain)	(285)	(1.3)
Other, net	322	1.5
Effective tax rate	8,875	40.7

(1) Fiscal 2025 primarily includes from highest to lowest effective tax rate Florida, Georgia, New Jersey and California.

9. Income Taxes (continued)

A reconciliation of the federal statutory tax rate with the effective tax rate from continuing operations, prior to the adoption of ASU 2023-09, is as follows:

	Year Ended			
	December 27, 2024		December 29, 2023	
U.S. statutory income tax expense rate	21.0	%	21.0	%
State income taxes, net of federal income tax expense	4.3		4.6	
Valuation reduction	(0.4)		—	
Meals and entertainment	0.2		0.2	
Foreign rate differential	0.7		0.3	
Share based compensation	4.1		(1.1)	
Foreign exchange loss	(0.1)		0.2	
Other, net	1.3		0.6	
Effective tax rate	31.1	%	25.8	%

The increase in the tax rate from 2023 to 2025 has been primarily due to the limitation of deductions related to executive compensation, primarily driven by the stock price award program. See Note 10, "Stock Based Compensation," for additional details.

The components of the net deferred income tax asset (liability) are as follows (in thousands):

	Year Ended	
	December 26, 2025	December 27, 2024
Deferred income tax assets:		
Allowance for credit losses	$ 446	$ 1,374
Net operating loss and tax credits carryforward	2,389	2,530
Accrued expenses and other liabilities	4,075	3,913
	6,910	7,817
Valuation allowance	(1,378)	(1,273)
	5,532	6,544
Deferred income tax liabilities:		
Depreciation	(3,810)	(2,826)
Tax over book amortization on goodwill and intangibles	(12,054)	(11,970)
Other items	(399)	(212)
	(16,263)	(15,008)
Net deferred income tax liability	$ (10,731)	$ (8,464)

As of December 26, 2025, the Company had $0.7 million of U.S. state net operating loss carryforwards. Additionally, as of December 26, 2025, the Company had $7.3 million of foreign net operating loss carryforwards primarily from operations in the United Kingdom, Germany, France and Australia. A portion of the foreign net operating losses may be carried forward indefinitely.

The liability method of accounting for deferred income taxes requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In determining the need for valuation allowances the Company considers evidence such as history of losses and general economic conditions. As of December 26, 2025 and December 27, 2024 the Company had a valuation allowance of $1.4 million and of $1.3 million, respectively, to reduce deferred income tax assets, primarily related to foreign net operating loss carryforwards, to the amounts expected to be realized.

The undistributed earnings in foreign subsidiaries as of December 26, 2025, was approximately $17.4 million. The Company has historically reinvested its foreign earnings abroad indefinitely and continues to reinvest future earnings abroad.

9. Income Taxes (continued)

Penalties and tax-related interest expense are reported as a component of income tax expense. For the years ended December 26, 2025, December 27, 2024, and December 29, 2023 the total amount of accrued income tax-related interest and penalties was $50 thousand in each year.

The Company prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The following table sets forth the detail and activity of the ASC 740 liability during the years ended December 26, 2025 and December 27, 2024 (in thousands):

	Year Ended			
	December 26, 2025		December 27, 2024	
Beginning balance	$	220	$	220
Additions based on tax positions		—		—
Reduction for prior year tax deductions		—		—
Ending balance	$	220	$	220

As of December 26, 2025 and December 27, 2024, the Company had a liability related to the ASC 740-10, "Accounting for Uncertainty in Income Taxes," of $0.2 million in both periods which was classified as a current liability and included in accrued expenses and other liabilities in the accompanying consolidated balance sheets in both periods.

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months. The reversal of ASC 740-10 tax liabilities as of December 26, 2025 and December 27, 2024 would have a favorable impact on the effective tax rate in future period.

The amounts of cash income taxes paid by the Company were as follows:

	December 26, 2025	
Federal	$	5,600
State and local		
New Jersey		790
All other states		3,392
Foreign		
United Kingdom		2,663
Other foreign jurisdiction		702
Total income taxes paid, net of refunds	$	13,147

10. Stock Based Compensation

Stock Plan

Total share-based compensation included in net income for the years ended December 26, 2025, December 27, 2024, and December 29, 2023 is as follows:

	Year Ended					
	December 26, 2025		December 27, 2024		December 29, 2023	
Restricted stock units	$	30,628	$	19,524	$	10,714
Common stock subject to vesting requirements		—		—		10
	$	30,628	$	19,524	$	10,724

The number of shares available for future issuance under the Company's stock plans as of December 26, 2025 were 1,870,600. The Company issues new shares as they are required to be delivered under the plan.

Stock Options and SARs

There were no outstanding stock options or SARs as of December 26, 2025 and December 27, 2024.

Restricted Stock Units

Under the Company's stock plan, participants may be granted restricted stock units, each of which represents a conditional right to receive a common share in the future. The restricted stock units granted under this plan generally vest over one of the following vesting schedules: (1) a four-year period, with 50% vesting on the second anniversary and 25% of the shares vesting on the third and fourth anniversaries of the grant date, (2) a four-year period, with 25% vesting on the first, second, third and fourth anniversary, (3) a three-year period with 33% vesting on the first, second and third anniversary, or (4) a one-year period with 100% vest on the first anniversary. Upon vesting, the restricted stock units will convert into an equivalent number of shares of common stock. The amount of expense relating to the restricted stock units is based on the closing market price of the Company's common stock on the date of grant and is amortized on a straight-line basis over the applicable requisite service period. Restricted stock unit activity for the year ended December 26, 2025, was as follows:

	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value	
Nonvested balance as of December 27, 2024	3,452,314	$	19.16
Granted	359,621		30.41
Vested	(1,280,759)		23.85
Forfeited	(49,534)		27.71
Nonvested balance as of December 26, 2025	2,481,642	$	26.06

On September 16, 2024 and September 17, 2024, in connection with the stock price award program, the Company granted its Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and certain other Company leaders performance-based restricted stock units, in the amounts of 786,885, 413,115, 72,000, and 607,350, respectively. In connection with the awards, the annual equity incentive award opportunities for the recipients during the performance period of the awards will be reduced by 50% compared to the annual equity incentive award opportunities in the Company's executive compensation program for 2024. The awards are split into three equal tranches with each tranche having its own market condition and service condition. The market condition is met when the Company's stock price reaches a certain weighted average share price hurdle for twenty consecutive trading days during the performance period from the grant date through December 31, 2028. The share price hurdles are $30, $40, and $50 for the first, second, and third tranches, respectively. Additionally, the service condition is met if the employee is employed on the first, second, and third anniversary of the grant date for the first tranche, second tranche, and third tranche, respectively.

10. Stock Based Compensation (continued)

Furthermore, if the second or third tranches are not met during the performance period, and the volume weighted average of the Company's stock price falls between two share price hurdles for over 20 consecutive trading days immediately prior to the end of the performance period, the employee will vest in an interpolated amount of the next tranche.

The Company used a Monte Carlo valuation model to determine the fair value of the three tranches as of the grant date. The Monte Carlo valuation model, using different share price paths, calculates a derived service period which is the median share price path on which the market condition is satisfied for each tranche. The requisite service period was determined to be service conditions as the service conditions are greater than the derived service period. For each of the three tranches, stock compensation expense is recognized on a straight-line basis over the requisite service period. The Company has elected to account for forfeitures as incurred. If an employee forfeits nonvested shares subsequent to meeting a service condition, the previously recognized expense is not reversed. If an employee forfeits nonvested shares prior to meeting a service condition, the previously recognized expense is reversed.

As of December 26, 2025, the first tranche had vested, and as such the shares were included in the Company's basic and dilutive shares outstanding. As of December 26, 2025, the market conditions for the second and third tranche had not been met and had not vested, therefore shares were not included in the Company's basic or dilutive shares outstanding. The stock price award program non-cash stock compensation expense was $16.8 million for the year ended December 26, 2025. As of December 26, 2025, there was $7.1 million of total unrecognized non-cash stock based compensation expense which is expected to be recognized over a weighted average period of 1.7 years.

The following tables summarize information about the Company's stock price award program awards described above:

Award Summary

Tranche	Grant Date Fair Value		Share Price Vesting Conditions*	Underlying Share #		Contractual Service Period	Derived Service Period	
	September 16, 2024	September 17, 2024	Both Grant Dates	September 16, 2024	September 17, 2024	Both Grant Dates	September 16, 2024	September 17, 2024
1	$ 21.26	$ 22.85	>$30pershare	424,000	202,450	1 year	0.60 years	0.46 years
2	$ 14.96	$ 16.31	>$30to<$40pe rshare	424,000	202,450	2 years	2.00 years	1.86 years
3	$ 9.93	$ 11.03	>$40to<$50pe rshare	424,000	202,450	3 years	2.71 years	2.60 years

The following table summarizes the fair value assumption utilized in the Monte Carlo valuation model to calculate fair value:

Grant Date	Volatility	Risk Free Interest Rate	Dividend Yield
September 16, 2024	29.5%	3.38%	1.70%
September 17, 2024	29.5%	3.41%	1.65%

In connection with the acquisition of LeewayHertz, the Company entered into an employment agreement with the selling shareholder and certain key employees by which the Company granted 439,453 restricted stock units, with either both performance and service requirements or just service requirements at a grant-date fair value of $25.86 per share with four year vesting terms. For the year ended December 26, 2025, the Company recorded $2.9 million of non-cash stock compensation expense.

The Company recorded restricted stock units-based compensation expense of $30.6 million, $19.5 million and $10.7 million in 2025, 2024, and 2023 respectively, which is included in stock compensation expense, based on the vesting provisions of the restricted stock units and the fair value of the stock on the grant date. As of December 26, 2025, there was $23.8 million of total restricted stock unit compensation expense related to the unvested awards not yet recognized, which is expected to be recognized over a weighted average period of 1.9 years. The Company accounts for certain restricted stock units under liability accounting as a result of the fixed monetary amount and a variable number of shares that will be issued.

Forfeitures for all of the Company's outstanding equity awards are recognized as incurred.

11. Shareholders' Equity

Employee Stock Purchase Plan

Effective July 1, 1998, the Company adopted an Employee Stock Purchase Plan to provide substantially all employees who have completed three months of service as of the beginning of an offering period an opportunity to purchase shares of its common stock through payroll deductions. Purchases on any one grant are limited to 10% of eligible compensation. Shares of the Company's common stock may be purchased by employees at six-month intervals at 95% of the fair value on the last trading day of each six-month period. The aggregate fair value, determined as of the first trading date of the offering period, of shares purchased by an employee may not exceed $25,000 annually. In 2022, the Company's Board of Directors and the Company's shareholders approved an extension of the Employee Stock Purchase Plan to July 1, 2028 and added an additional 250,000 shares of common stock. As of December 26, 2025, a total of 104,800 shares of common stock were available for purchase under the plan. For plan years 2025, 2024 and 2023, 55,132 shares, 41,788 shares and 43,668 shares, respectively, were issued for total proceeds of $1.2 million in 2025, $1.0 million in 2024 and $0.9 million in 2023.

Treasury Stock and Tender Offer

Since the inception of the repurchase plan on July 30, 2002, the Board of Directors has approved the repurchase of $360.2 million of the Company's common stock, $13.0 million of which was approved in July 2025 and $40.0 million of which was approved in October 2025. As of December 26, 2025, the Company had affected cumulative purchases under the plan of $348.8 million, leaving $11.4 million available for future purchases.

During 2025 and 2024, the Company repurchased 3.3 million and 226 thousand shares of its common stock, respectively, at an average price per share of $21.26 and $28.47, respectively, for a total cost of $69.1 million and $6.4 million, respectively. As of December 26, 2025 and December 27, 2024 the Company had repurchased 36.8 million shares and 33.5 million of its common stock since inception of the repurchase plan, at an average price of $9.50 per share and $8.36 per share, respectively.

Included in the repurchases above, in December 2025 the Company completed a tender offer through which 2.0 million shares were accepted for purchase for a total cost, inclusive of transaction related fees, of $41.2 million, or $20.29 per share, which represented approximately 7% of the Company's issued and outstanding stock at the time. The Company used $40.0 million in borrowings from its Credit Facility and cash on hand to fund the tender offer as discussed in Note 8, "Debt Facility". In addition in 2025, the repurchases included 50 thousand shares of its common stock repurchased from the Company's members of its Board of Directors for $1.6 million or $30.78 per share. In 2024, the repurchases included 43 thousand shares of its common stock repurchased from the Company's members of its Board of Directors for a total of $1.1 million or $24.34 per share.

Subsequent to fiscal year end, we repurchased 7 thousand shares of the Company's common stock from members of our Board of Directors for a total of $0.1 million, or $15.22 per share. Including these repurchases, we had approximately $24.9 million available for future repurchases under the plan.

There is no expiration of the authorization. Under the repurchase plan, the Company may buy back shares of its outstanding stock from time to time either on the open market or through privately negotiated transactions, subject to market conditions and trading restrictions. The Company holds repurchased shares of its common stock as treasury stock and accounts for treasury stock under the cost method.

Shares purchased under the repurchase plan do not include shares withheld to satisfy withholding tax obligations. These withheld shares are never issued and in lieu of issuing the shares, taxes were paid on the employee's behalf. In 2025, 481 thousand shares were withheld and not issued for a cost of $11.9 million bringing the total cumulative cash used to repurchase stock in 2025 to $81.0 million. In 2024, 174 thousand shares were withheld and not issued for a cost of $4.1 million bringing the total cumulative cash used to repurchase stock in 2024 to $10.5 million. The shares withheld for taxes are included under issuance of common stock in the accompanying consolidated statements of shareholders' equity.

Dividends

In 2023, the Company declared four quarterly dividends to be paid on a quarterly basis which resulted in aggregate dividends of $12.0 million paid to shareholders on April 7, 2023, July 7, 2023, October 6, 2023, and January 5, 2024. In 2024, the Company declared four quarterly dividends to be paid on a quarterly basis which resulted in aggregate dividends of $12.1 million paid to shareholders on April 5, 2024, July 5, 2024, October 4, 2024, and January 3, 2025. In 2025, the Company declared four quarterly dividends to be paid on a quarterly basis which resulted in aggregate dividends of $12.9 million paid to shareholders on April 4, 2025, July 7, 2025, October 3, 2025, and January 9, 2026. These dividends were paid from U.S. domestic sources and are accounted for as a reduction to retained earnings. Subsequent to December 26, 2025, the Company's Board of Directors approved the first dividend payment in 2026 of $0.12 per share for shareholders of record on March 20, 2026, to be paid on April 3, 2026.

12. 401(k) Plan

The Company maintains a 401(k) plan covering all eligible employees. Subject to certain dollar limits, eligible employees may contribute up to 15% of their pre-tax annual compensation to the plan. The Company may make discretionary contributions on an annual basis. The Company makes matching contributions of 40% of employee eligible contributions up to 6% of their gross salaries. The Company's matching contributions were $0.8 million, $0.7 million and $0.8 million in 2025, 2024 and 2023, respectively.

13. Transactions with Related Parties

During the year ended December 26, 2025, the Company repurchased 50 thousand shares of the Company's stock from members of its Board of Directors for a total cost of $1.6 million, or $30.78 per share. During the year ended December 27, 2024, the Company repurchased 43 thousand shares of the Company's stock from members of its Board of Directors for a total cost of $1.1 million, or $24.34 per share.

Subsequent to fiscal year end, we repurchased 7 thousand shares of the Company's common stock from members of our Board of Directors for a total of $0.1 million, or $15.22 per share. Including these repurchases, we had approximately $24.9 million available for future repurchases under the plan.

14. Litigation

The Company is involved in legal proceedings, claims, and litigation arising in the ordinary course of business not specifically discussed herein. In the opinion of management, the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial position, cash flows or results of operations.

15. Segment Information and Geographical Data

Management has made the determination that it has three operating segments and three reportable segments: (1) Global S&BT, (2) Oracle Solutions, and (3) SAP Solutions. Global S&BT includes the results of the Company's strategic business consulting practices; Oracle Solutions includes the results of the Company's Oracle EPM/ERP and AMS practices; SAP Solutions includes the Company's SAP applications and related SAP service offerings. The SAP Solutions reportable segment is the only segment that contains software license sales.

The Company's chief operating decision maker ("CODM"), its Chief Executive Officer (CEO), reviews the financial information presented for purposes of allocating resources and evaluating segment financial performance. The CODM primarily uses revenue before reimbursement generated by the segment, cost of sales, gross margin, selling, general and administrative costs and contribution margin as a measures of profitability for each of its segments as these measures provide a comprehensive view of the segments' financial performance. The measurement criteria for segment profit or loss are substantially the same for each reportable segment, excluding any unusual or infrequent items, if any. Unallocated costs include corporate costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. Segment information related to assets has been omitted as the CODM does not receive discrete financial information regarding assets at the segment level. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

15. Segment Information and Geographical Data (continued)

The tables below set forth information about the Company's operating segments for the years ended December 26, 2025, December 27, 2024 and December 29, 2023 along with the items necessary to reconcile the segment information to the totals reported in the accompanying consolidated financial statements (in thousands):

		Year Ended				
		December 26, 2025		December 27, 2024		December 29, 2023
Global S&BT:						
Revenue before reimbursements*	$	167,266	$	168,274	$	169,521
Cost of sales		86,177		89,276		89,646
Gross margin		81,089		78,998		79,875
Selling, general and administrative costs		30,295		27,416		25,509
Segment contribution		50,794		51,582		54,366
Oracle Solutions:						
Revenue before reimbursements*	$	71,247	$	82,472	$	75,828
Cost of sales		50,884		55,855		51,840
Gross margin		20,363		26,617		23,988
Selling, general and administrative costs		7,967		7,507		5,928
Segment contribution		12,396		19,110		18,060
SAP Solutions:						
Revenue before reimbursements*	$	62,333	$	56,282	$	45,924
Cost of sales		31,832		27,757		27,179
Gross margin	$	30,501	$	28,525	$	18,745
Selling, general and administrative costs		10,116		9,782		6,820
Segment contribution		20,385		18,743		11,925
Total Company:						
Total segment contribution margin	$	83,575	$	89,435	$	84,351
Items not allocated to segment level:						
Corporate general and administrative expenses**		20,542		20,787		19,766
Non-cash stock based compensation expense		10,915		11,782		10,724
Stock price award program compensation expense		16,804		5,745		—
Acquisition-related compensation expense		178		390		—
Acquisition-related non-cash stock based compensation expense		2,911		1,997		—
Acquisition-related costs		399		125		—
Restructuring costs		3,112		—		—
Depreciation and amortization		5,180		3,919		3,421
Legal settlement and related costs		—		102		1,178
Interest expense, net		1,716		1,594		3,235
Income from operations before taxes	$	21,818	$	42,994	$	46,027

*Revenue before reimbursable expenses, excludes reimbursable expenses which are project travel-related expenses passed through to clients with no associated operating margin.

**Corporate general and administrative expenses primarily include costs related to business support functions including accounting and finance, human resources, legal, information technology and office administration. Corporate general and administrative expenses exclude one-time, non-recurring expenses and benefits that are not allocated to the segments..

15. Segment Information and Geographical Data (continued)

Total revenue by segment is included in Note 1, "Basis of Presentation and General Information."

During the year ended December 26, 2025, the Company had one client that exceeded 5% of total revenue, of which $11.8 million is included in the Global S&BT segment, $6.2 million is included in the Oracle segment and $22 thousand is included in the SAP segment.

The tables below set forth information on the Company's geographical data. Total revenue, which is primarily based on the country of the contracting entity, was attributed to the following geographical areas (in thousands):

	Year Ended					
	December 26, 2025		December 27, 2024		December 29, 2023	
Revenue:						
United States	$	246,071	$	259,443	$	251,012
Europe (U.K., Germany, France and Switzerland)		34,270		35,287		28,648
Other (Australia, Canada, India and Uruguay)		25,285		19,125		16,930
Total Revenue	$	305,626	$	313,855	$	296,590

Europe includes total revenue derived in the U.K. of $29.5 million in 2025, $26.6 million in 2024 and $22.5 million in 2023.

Long-lived assets are attributed to geographic areas as follows (in thousands):

	December 26, 2025		December 27, 2024	
Long-lived assets:				
North America	$	102,894	$	100,676
Europe (U.K., Germany and Netherlands)		15,848		14,247
Other (Australia, Canada, India and Uruguay)		2,022		608
Total long-lived assets	$	120,764	$	115,531

As of December 26, 2025 and December 27, 2024, the long-lived assets attributed to the U.K. in the table above included $14.7 million and $13.4 million, respectively. As of December 26, 2025 and December 27, 2024, foreign assets included $15.1 million and $14.0 million, respectively, of goodwill related to acquisitions, of which included $14.1 million and $13.3 million, respectively, were attributed to the U.K. Provisional goodwill related to the Company's acquisition of LeewayHertz, which was allocated to the Global S&BT segment, is included in the table above in Other of $5.6 million.

16. Quarterly Financial Information (unaudited)

The following tables present unaudited supplemental quarterly financial information for the years ended December 26, 2025 and December 27, 2024 (in thousands, except per share data):

	Quarter Ended			
	March 28, 2025	June 27, 2025	September 26, 2025	December 26, 2025
Total revenue	$ 77,865	$ 78,899	$ 73,111	$ 75,751
Operating income	$ 4,403	$ 4,595	$ 5,459	$ 9,077
Income from continuing operations before income taxes	$ 4,201	$ 4,229	$ 5,021	$ 8,367
Net income	$ 3,143	$ 1,661	$ 2,547	$ 5,592
Basic net income per common share	$ 0.11	$ 0.06	$ 0.09	$ 0.21
Diluted net income per common share	$ 0.11	$ 0.06	$ 0.09	$ 0.21

	Quarter Ended			
	March 29, 2024	June 28, 2024	September 27, 2024	December 27, 2024
Total revenue	$ 77,187	$ 77,656	$ 79,777	$ 79,235
Operating income	$ 11,525	$ 12,516	$ 12,800	$ 7,747
Income from continuing operations before income taxes	$ 11,053	$ 12,004	$ 12,432	$ 7,505
Net income	$ 8,731	$ 8,748	$ 8,587	$ 3,564
Basic net income per common share	$ 0.32	$ 0.32	$ 0.31	$ 0.13
Diluted net income per common share	$ 0.32	$ 0.31	$ 0.31	$ 0.12

THE HACKETT GROUP, INC.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
YEARS ENDED DECEMBER 26, 2025, DECEMBER 27, 2024, AND DECEMBER 29, 2023
(in thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Year		Charge to Revenue/ Expense	Write-offs/ (Reversals)	Balance at End of Year	
Year Ended December 26, 2025	$	2,377	3,224	(3,680)	$	1,921
Year Ended December 27, 2024	$	1,072	1,677	(372)	$	2,377
Year Ended December 29, 2023	$	856	258	(42)	$	1,072

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), as appropriate, to allow for timely decisions regarding required disclosure.

The Company, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by the Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the three months ended December 26, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of and for the year ended December 26, 2025.

Based on our evaluation, utilizing the criteria set forth in "Internal Control – Integrated Framework issued by COSO in 2013," our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 10-K.

The Company's independent registered public accounting firm has audited our internal control over financial reporting as of December 26, 2025, and has expressed an unqualified opinion thereon.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Hackett Group, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited The Hackett Group, Inc.'s (the Company) internal control over financial reporting as of December 26, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 26, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated February 27, 2026, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Coral Gables, Florida
February 27, 2026

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements.

During the three months ended December 26, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information responsive to this Item is incorporated herein by reference to the Company's definitive proxy statement for the 2026 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this Item is incorporated herein by reference to the Company's definitive proxy statement for the 2026 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this Item is incorporated herein by reference to the Company's definitive proxy statement for the 2026 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this Item is incorporated herein by reference to the Company's definitive proxy statement for the 2026 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information appearing under the caption "Fees Paid to Independent Accountants" in the proxy statement for the 2026 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Form:

1. Financial Statements

The consolidated financial statements filed as part of this report are listed and indexed on page 26. Schedules other than those listed in the index have been omitted because they are not applicable or the required information has been included elsewhere in this report.

2. Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts and Reserves is included in this report. Schedules other than those listed in the index have been omitted because they are not applicable or the information required to be set forth therein is contained, or incorporated by reference, in the consolidated financial statements of The Hackett Group, Inc. or notes thereto.

3. Exhibits: See Index to Exhibits on page 61.

The Exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this report.

ITEM 16. FORM 10-K SUMMARY

None.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
3.1	Second Amended and Restated Articles of Incorporation of the Registrant, as amended (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 29, 2000).
3.2	Articles of Amendment of the Articles of Incorporation of the Registrant (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 28, 2007).
3.3	Amended and Restated Bylaws of the Registrant, as amended (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 29, 2000).
3.4	Amendment to Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Registrant's Form 8-K dated March 31, 2008).
3.5	Amendment to Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Registrant's Form 8-K dated January 21, 2015).
4.1	Description of the Registrant's Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to the Registrant's Form 10-K for the year ended December 27, 2019).
10.1**	Registrant's 1998 Stock Option and Incentive Plan (Amended and Restated as of February 13, 2025)(incorporated herein by reference to Appendix B of the Registrant's definitive proxy statement filed on March 21, 2025).
10.2**	Employee Stock Purchase Plan, as amended (incorporated herein by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-108640)).
10.3**	Amendment No. 2 to Registrant's Employee Stock Purchase Plan (incorporated herein by reference to the Registrant's Form 10-K/A for the year ended December 30, 2005).
10.4**	Amendment No. 3 to Registrant's Employee Stock Purchase Plan (incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on September 6, 2018).
10.5**	Amendment No. 4 to Registrant's Employee Stock Purchase Plan (incorporated herein by reference to the Registrant's Registration Statement on Form S-8 filed on December 23, 2022).
10.6**	Form of Employment Agreement entered into between the Registrant and Mr. Dungan (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 28, 2001).
10.7**	Form of Employment Agreement entered into between the Registrant and each of Messrs. Fernandez, Frank and Knotts (incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-48123)). (P)
10.8**	Amendment to Employment Agreement between the Registrant and Ted A. Fernandez (incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended October 1, 2004).
10.9**	Amendment to Employment Agreement between the Registrant and David N. Dungan (incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended October 1, 2004).
10.10**	Second Amendment to Employment Agreement between the Registrant and Ted A. Fernandez (incorporated herein by reference to the Registrant's Form 8-K dated June 16, 2005).
10.11**	Employment Agreement dated August 1, 2007 between the Registrant and Robert A. Ramirez (incorporated herein by reference to the Registrant's Form 10-Q for the quarter ended June 29, 2007).
10.12**	Third Amendment to Employment Agreement between the Registrant and Ted A. Fernandez (incorporated herein by reference to the Registrant's Form 8-K dated January 2, 2009).
10.13**	Third Amendment to Employment Agreement between the Registrant and David N. Dungan (incorporated herein by reference to the Registrant's Form 8-K dated January 2, 2009).
10.14**	Fourth Amendment to Employment Agreement between the Registrant and Ted A. Fernandez (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 30, 2016).
10.15**	Fourth Amendment to Employment Agreement between the Registrant and David N. Dungan. (incorporated herein by reference to the Registrant's Form 10-K for the year ended December 30, 2016).

10.16	Third Amended and Restated Credit Agreement, dated November 7, 2022, among The Hackett Group, Inc., the material domestic subsidiaries of The Hackett, Inc. named on the signature pages there to and Bank of America, N.A., as administrative agent (incorporated herein by reference to the Registrant's Form 8-K dated November 8, 2022).
10.17	Amendment No. 1 to Third Amended and Restated Credit Agreement (Term SOFR Conversion), dated June 21, 2024, between the Registrant and Bank of America, N.A.(incorporated herein by reference to the Registrant's Form 10-Q dated August 7, 2024).
10.18**	Form of Performance-Based Stock Price Restricted Stock Award, (incorporated herein by reference to the Registrant's Form 8-K dated September 16, 2024).
19.1	The Hackett Group, Inc. Policy on Insider Trading and Reporting Compliance (incorporated by reference to the Registrant's Form 10-K dated February 28, 2025).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of RSM US LLP.
31.1*	Certification by CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification by CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	The Hackett Group, Inc. Compensation Recovery Policy (incorporated by reference to the Registrant's Form 10-K dated March 1, 2024).
101.INS***	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH***	Inline XBRL Taxonomy Extension Schema with embedded Linkbases Document.
104***	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith
** Compensatory plan required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.
*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.
(p)   Paper exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on February 27, 2026.

THE HACKETT GROUP, INC.

By: /s/ Ted A. Fernandez
Ted A. Fernandez
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1934, this Form 10-K has been signed by the following persons on behalf of the Registrant in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Ted A. Fernandez Ted A. Fernandez	Chief Executive Officer and Chairman (Principal Executive Officer)	February 27, 2026
/s/ Robert A. Ramirez Robert A. Ramirez	Executive Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2026
/s/ David N. Dungan David N. Dungan	Chief Operating Officer and Director	February 27, 2026
/s/ Maria A. Bofill Maria Bofill	Director	February 27, 2026
/s/ Richard N. Hamlin Richard Hamlin	Director	February 27, 2026
/s/ John R. Harris John R. Harris	Director	February 27, 2026
/s/ Robert A. Rivero Robert A. Rivero	Director	February 27, 2026
/s/ Alan T. G. Wix Alan T. G. Wix	Director	February 27, 2026

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BOARD OF DIRECTORS

Ted A. Fernandez
Chairman and
Chief Executive Officer
The Hackett Group, Inc.

Maria A. Bofill
Former Senior
Financial Executive
Produce Industry

John R. Harris
Former Chief
Executive Officer
eTelecare Global
Services

Alan T.G. Wix
Former Managing Director
of Core IT Services
Lloyds TSB Bank

David N. Dungan
Vice Chairman and
Chief Operating Officer
The Hackett Group, Inc.

Richard N. Hamlin
Retired Partner
KPMG LLP

Robert A. Rivero
Chief Executive Officer
RAR International
Management Services, LLC
International Business
Advisor

TRANSFER AGENT

Computershare Investor Services

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Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006

Shareholder Services
+1 877 373 6374 (U.S., Canada, Puerto Rico)
+1 781 575 2879 (non-U.S.)

Courier Services
Computershare Investor Services
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Canton, MA 02021

Website
www.computershare.com/investor

CORPORATE HEADQUARTERS

The Hackett Group, Inc.
1001 Brickell Bay Drive
30th Floor
Miami, Florida 33131
United States
TEL: +1 305 375 8005
FAX: +1 786 772 2048

www.thehackettgroup.com

INDEPENDENT AUDITORS

RSM US LLP
Coral Gables, Fl

"Fiscal 2025 was a pivotal year for The Hackett Group®. We advanced our strategic transition from traditional consulting toward an IP platform-enabled consulting model. This transition allows us to be strongly positioned to be valuable architects of our client's Gen AI transformation journey."

Ted A. Fernandez
Chairman and CEO
The Hackett Group, Inc.

1001 BRICKELL BAY DRIVE
30TH FLOOR
MIAMI, FLORIDA 33131
UNITED STATES

WWW.THEHACKETTGROUP.COM